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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AGA MEDICAL HOLDINGS, INC.
(Name of Subject Company)

AGA MEDICAL HOLDINGS, INC.
(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

008368102
(CUSIP Number of Class of Securities)

John R. Barr
President and Chief Executive Officer
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442
(763) 513-9227
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
(612) 492-7000
Attention: David C. Grorud, Esq.
Ryan C. Brauer, Esq.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

        The purpose of this Amendment No. 2 on Schedule 14D-9 is to amend and restate the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on October 20, 2010 (the "Initial Statement," and together with the exhibits and annexes thereto and as amended and supplemented from time to time, the "Statement").

Item 1.    Subject Company Information.

        The name of the subject company is AGA Medical Holdings, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5050 Nathan Lane North, Plymouth, Minnesota 55442. The telephone number of the Company at its principal executive offices is (763) 513-9227.

        The title of the class of equity securities to which this Statement relates is the common stock of the Company, par value $0.01 per share (the "Shares"). As of October 13, 2010, there were 50,268,924 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

        The filing person of this Statement is the subject company, AGA Medical Holdings, Inc. The Company's name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. The Company's website is www.amplatzer.com. The information on the Company's website should not be considered part of this Statement.

The Offer

        This Statement relates to the tender offer commenced by Asteroid Subsidiary Corporation, a Delaware corporation ("Purchaser") and indirect wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated as of October 20, 2010 (as may be amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of the Company in exchange for cash or stock consideration. Each Company stockholder that participates in the Offer may elect to receive for each Share tendered, consideration in the form of $20.80 per Share in cash (the "Cash Consideration") or $20.80 per Share in shares of Parent common stock, par value $0.10, based on the Average Trading Price (as described below) of Parent common stock prior to the expiration of the Offer (the "Stock Consideration"), upon the terms and subject to the conditions set forth in Purchaser's prospectus/offer to exchange, which is part of the Registration Statement on Form S-4 (the "Form S-4") filed by Parent on October 20, 2010 in connection with the offer and sale of Parent common stock to holders of Shares (as may be amended or supplemented from time to time, the "Prospectus/Offer to Exchange"), and in the related Letter of Election and Transmittal that accompanied the Prospectus/Offer to Exchange (the Prospectus/Offer to Exchange together with the Letter of Election and Transmittal shall be referred to as the "Offer"). Company stockholders may elect Cash Consideration for some Shares and Stock Consideration for others. The exchange ratio (the "Exchange Ratio") for the Parent common stock will be determined based on the volume weighted average closing prices per share of Parent common stock for the ten trading days ending on and including the second trading day prior to the expiration of the Offer (the "Average Trading Price"). Pursuant to the Merger Agreement, the terms of the Offer will provide that such elections will, if necessary, be prorated and adjusted in order to cause 50% of the aggregate consideration paid in the Offer to consist of Cash Consideration and 50% to consist of Stock Consideration. In no event will the number of shares of Parent common stock to be paid in the Offer exceed 19.9 percent of shares of Parent common stock outstanding on the date on which Shares are first accepted for payment in the Offer. The Prospectus/Offer to Exchange and Letter of Election and

Transmittal were mailed with the Initial Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer was commenced by Purchaser on October 20, 2010 and expires at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on the evening of Wednesday, November 17, 2010, unless it is extended or terminated in accordance with its terms, until no later than March 1, 2011.

        The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, by and among Parent, Purchaser, and the Company (as may be amended or supplemented from time to time, the "Merger Agreement"). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and under any non-U.S. antitrust, competition or similar notification or clearance laws, and (iii) Parent's Form S-4, of which the Prospectus/Offer to Exchange is a part, being declared effective by the Securities and Exchange Commission (the "SEC"), and (iv) the absence of a Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement. The Offer is not conditioned on Parent's or Purchaser's ability to obtain third party financing.

        The term "Minimum Condition" generally requires, among other things, that the number of outstanding Shares that have been validly tendered and not withdrawn (not including Shares subject to a notice of guaranteed delivery unless such Shares have actually been delivered) prior to the expiration date of the Offer (as it may be extended as provided by the Merger Agreement), a number of Shares which, together with any Shares that Parent, Purchaser or any other subsidiary of Parent owns, represent at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined in Item 8 below)).

        The Offer is also subject to other important conditions set forth in the Merger Agreement (and summarized in the Prospectus/Offer to Exchange under "The Merger Agreement—Conditions of the Offer").

        Following completion of the Offer, subject to the terms and conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company with the Company surviving (the "Surviving Corporation") as an indirect wholly-owned subsidiary of Parent (the "Merger"), which is expected to be followed by a second merger between the Company and another indirect wholly-owned subsidiary of Parent (the "Second Merger," and collectively with the Merger, the "Mergers"). In the Merger, Shares not tendered and accepted in the Offer (other than Shares owned directly or indirectly by the Company, Parent or Purchaser, or any of their respective subsidiaries, or Shares as to which appraisal rights have been perfected in accordance with applicable law), will be converted into the right to receive the Cash Consideration or the Stock Consideration. Each stockholder will receive such Cash Consideration for 50% of its Shares and Stock Consideration for the remaining 50% of its Shares, subject to possible adjustment as provided in the Merger Agreement in connection with certain tax requirements if the deemed value of Parent common stock issued in the Offer and Merger is less than 40% of the overall deemed value of Parent common stock issued and cash paid in the Offer and the Merger. In addition, upon consummation of the Merger, each vested or unvested option to purchase Company common stock that is outstanding will be canceled, and the holder of each such option will be entitled to receive an amount in cash equal to the Cash Consideration less the exercise price per share of such option, multiplied by the total number of shares subject to such option. Likewise, upon the consummation of the Merger, each Company restricted stock unit will be converted into the right to receive the Cash Consideration. In addition, each employee participant in the Company's 2008 Employee Stock Purchase Plan (the "ESPP") will receive a cash payment equal to the product of the excess of the Cash Consideration over the per Share purchase price, multiplied by the number of whole shares that such employee was entitled to purchase under the terms of the ESPP. The Offer and the Mergers are, taken together, intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The parties have agreed that, if after the purchase of Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Top-Up Option described in Item 8 of this Statement, Parent, Purchaser and any other subsidiary of Parent collectively own at least 90% of the outstanding Shares, the Merger will be completed without a meeting or vote of the Company's stockholders pursuant to Delaware's "short-form" merger statute.

        The Merger is subject to the satisfaction or waiver of certain conditions, including, if required because the "short-form" merger conditions are not met, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. The Company has agreed, if necessary under applicable law, to complete the Merger, to prepare and file with the SEC a preliminary proxy statement as promptly as reasonably practicable after the first time that Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the "Acceptance Time"), to use reasonable best efforts to clear the preliminary proxy statement with the SEC as promptly as practicable after such filing, and to mail the proxy statement (the "Proxy Statement") to the Company's stockholders as promptly as practicable after it has been cleared with the SEC. Parent, if necessary under applicable law to complete the Merger, has agreed to file with the SEC a post-effective amendment to the Registration Statement (the "Post-Effective Amendment"), in which the Proxy Statement will be included, and to use reasonable best efforts to clear the Post-Effective Amendment with the SEC as promptly as practicable after such filing. Additionally, if necessary under applicable law to complete the Merger, the Company has agreed to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable after the clearance of the Post-Effective Amendment by the SEC, for the purpose of seeking to obtain stockholder adoption and approval of the Merger Agreement and the Merger. Parent and Purchaser have agreed to vote all of the Shares then owned of record by them or any of their subsidiaries in favor of the adoption of the Merger Agreement and approval of the Merger. If the Minimum Condition and the other conditions to Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer are satisfied or duly waived and the Offer is completed, Parent and Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares.

        The Company has agreed to covenants governing the conduct of its business, including the use of commercially reasonable efforts to operate its business in the ordinary course until the effective time of the Merger. The Company has agreed not to, and not permit or authorize its officers, directors, employees, advisors, attorneys, agents or representatives to, solicit or initiate discussions with third parties regarding other proposals to acquire the Company and to certain restrictions on its ability to respond to any such proposal, subject to consistency with fiduciary requirements of the Company board of directors (the "Company Board"). The Merger Agreement contains termination rights for both the Company and Parent upon various circumstances, including if the Offer is not completed on or before March 1, 2011, and provides, among other things, that if termination of the Merger Agreement relates to the Company entering into an acquisition agreement with another party or certain other circumstances, the Company will be required to pay Parent a termination fee. In such instances, if the alternative transaction is with a party who submitted a proposal received by the Company prior to 11:59 p.m. Central Time on November 2, 2010 and the Company notified Parent prior to 11:59 p.m. Central Time on November 3, 2010 of the Company Board's determination that such proposal was or was reasonably likely to result in a superior proposal to the transaction described in the Merger Agreement (as it may be amended or modified by Parent as described therein), the termination fee will be equal to $21,650,000 (approximately 2% of the equity value for the transaction). In other circumstances when a termination fee is payable under the Merger Agreement, the termination fee payable will be equal to $32,475,000 (approximately 3% of the equity value for the transaction). Under certain circumstances, termination of the Merger Agreement does not preclude Parent and Purchaser from amending and continuing the Offer and promptly disclosing that such Offer is no longer pursuant to the Merger Agreement with the Company.

        The Schedule TO states that the principal executive offices of Parent and Purchaser are located at One St. Jude Medical Drive, St. Paul, Minnesota 55117 and that the telephone number at such principal executive offices is (651) 756-2000.

        A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement, including documents incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between the Company or its affiliates, on the one hand, and (i) the Company and any of the Company's executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Merger Agreement

        The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer, related procedures and withdrawal rights and other arrangements described and contained in the Prospectus/Offer to Exchange, which is filed herewith as Exhibit (a)(1)(A), are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

        The Merger Agreement is included as an exhibit to this Statement to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about the Company, Parent or Purchaser. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Purchaser made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Purchaser and Parent and may be subject to important qualifications and limitations agreed to by the Company, Purchaser and Parent in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company's SEC filings or may have been used for purposes of allocating risk among the Company, Purchaser and Parent rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Interests of the Company's Executive Officers

        The Company's executive officers are as follows:

Name	Position
John R. Barr	President and Chief Executive Officer
Brigid A. Makes	Sr. Vice President and Chief Financial Officer
Ronald E. Lund	Sr. Vice President, General Counsel and Secretary

        Each of the aforementioned executive officers (collectively, the "Executive Officers") will benefit from the following arrangements with the Company in connection with the transactions contemplated by the Merger Agreement. In addition, the Company's President and Chief Executive Officer, John R. Barr, has agreed to join Parent or the Surviving Corporation after completion of the Merger.

  Employment Agreements

        The Company has entered into employment agreements with all of its Executive Officers (collectively, as amended, the "Employment Agreements"), and, other than with respect to Mr. Lund, the terms of employment are specified in offer letters extended to the Executive Officers prior to their commencement of employment. Mr. Lund entered into a consulting agreement with the Company during 2007, which set forth the terms of his engagement as an independent contractor in the role of General Counsel. In July 2008, the Company terminated his consulting agreement and entered into an employment agreement with him. Pursuant to the Employment Agreements, each Executive Officer receives a minimum base salary and certain other benefits, such as the ability to participate in the Company's employee benefit plans, including bonus programs as applicable. The Employment Agreements also provide for certain severance benefits in the event of termination or change in control. Set forth below is a summary of such payments and benefits.

  Termination Without Cause Payments

Mr. Barr's Employment Agreement

        If the Company terminates Mr. Barr without cause (as defined in the Employment Agreement), the Company will pay Mr. Barr:

  •
  his base salary at the rate in effect on the termination date for another 18 months; and

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date.

        In addition, if the Company terminates Mr. Barr without cause, Mr. Barr's stock options that were vested at the time of termination will remain exercisable for a period of 90 days following termination, after which time such stock options will be forfeited. The Company also has an understanding that if it terminates Mr. Barr without cause, the Company would pay him a bonus for that calendar year in which the termination occurs.

Ms. Makes' Employment Agreement

        If the Company terminates Ms. Makes without cause (as defined in the Employment Agreement), the Company will pay Ms. Makes:

  •
  her base salary at the rate in effect on the termination date for another 12 months;

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date; and

  •
  a bonus for the calendar year in which the termination date occurs on a pro-rata basis through the termination date to be determined in the sole discretion of the Company Board; provided, however, that this bonus will not be less than 37.5% nor more than 50% of Ms. Makes' base salary through the termination date.

        In addition, if the Company terminates Ms. Makes without cause, Ms. Makes' stock options that were vested at the time of termination will remain exercisable for a period of 90 days following termination, after which time such stock options will be forfeited.

Mr. Lund's Employment Agreement

        If the Company terminates Mr. Lund without cause (as defined in the Employment Agreement), the Company will pay Mr. Lund:

  •
  his base salary at the rate in effect on the termination date for another 12 months; and

  •
  a one-time lump sum payment equal to the balance of earned but unused vacation days as of the termination date.

        In addition, if the Company terminates Mr. Lund without cause, a fraction of Mr. Lund's unvested stock options will automatically vest and, along with his other vested options, will remain exercisable for a period of 90 days following termination, after which time such options will be forfeited. The Company also has an understanding that if it terminates Mr. Lund without cause, the Company would pay him a bonus for that calendar year in which the termination occurs.

  Change of Control Payments

        Upon a change of control, which the Merger will be, each of the Executive Officers' options will automatically vest, provided that each respective Executive Officer is still employed by the Company at the time of the change of control.

  Treatment of Equity Awards

        The Merger Agreement provides that each option to purchase Shares granted under the Company's 2006 Equity Incentive Plan and 2008 Equity Incentive Plan that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation will pay to each person who was holding such canceled option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Cash Consideration over the exercise price per Share of such stock option and (ii) the number of Shares subject to such option. However, if the exercise price per Share under any such option is equal to or greater than the Cash Consideration, then such option will be canceled without any cash payment being made in respect thereof.

        Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, all unvested RSUs will vest and the holders thereof will receive the Cash Consideration with respect to each such vested RSU as soon as practicable following the effective time of the Merger. In addition, each employee participant in the Company's ESPP will receive a cash payment equal to the product of the excess of the Cash Consideration over the per Share purchase price, multiplied by the number of whole shares that such employee was entitled to purchase under the terms of the ESPP.

  Annual Cash Incentive Payments

        Pursuant to the terms of his or her initial Employment Agreement, each Executive Officer is eligible for a target annual cash incentive payment of an amount up to 50% of that Executive Officer's annual base salary. However, to reward exceptional performance, the Company's compensation committee may, in its discretion, increase the actual payment above the target percentage. In March 2009, the Company's compensation committee approved an increase in the target bonus for Mr. Barr from 50% to 75%. In February 2010, the Company's compensation committee approved an increase in the target bonus of Mr. Barr from 75% to 100%.

        For 2010, 80% of performance is tied to the achievement of the Company's sales and EBITDA targets. Both sales and adjusted EBITDA are weighted 40% each. The remaining 20% of performance is measured against achievement of the Corporate Top Five Objectives for 2010. These include the following:

  •
  achieving enrollment targets in the Company's AMPLATZER PFO Occluder clinical trials;

  •
  receiving conditional approval and full approval of the Company's AMPLATZER Cardiac Plug clinical trial, and achieving certain enrollment targets;

  •
  defining and implementing a worldwide strategy for the Company's vascular business and achieving certain sales and growth targets;

  •
  assessing methods to streamline the development and regulatory processes; and

  •
  achieving certain R&D milestones for key programs.

        The treatment of Executive Officer bonuses following the Merger will be subject to the discretion of the Surviving Corporation.

  Quantitative Summary

        The table below sets forth, as of October 15, 2010, the day the Company entered into the Merger Agreement, the amounts payable to each of the Executive Officers if the Executive Officers (1) tendered all of the Shares that the Executive Officers own for the Cash Consideration (assuming no exercise of outstanding stock options), (2) received remuneration for the cash-out of restricted stock units at the time of the Merger, (3) received remuneration for the cash-out of stock options at the time of the Merger, and (4) were terminated without cause in connection with the Merger. The amounts shown below assume the Cash Consideration of $20.80 per Share.

			Accelerated vesting of restricted stock units		Cash-out of stock options
	Tendered shares
							Change in control or severance payment(1)
Current Executive Officers	Number of shares owned	Value of shares owned	Number of restricted stock units	Value of restricted stock units	Number of stock options	Value of stock options		Total
John R. Barr	560	$11,648	0	—	919,980	$10,568,727	$1,046,978	$11,627,353
Brigid A. Makes	300	$6,240	0	—	307,692	$4,199,995	$466,030	$4,672,265
Ronald E. Lund	31,406	$653,245	21,000	$436,800	125,874	$593,286	$598,314	$2,281,645

(1)
Reflects the estimated value as of October 15, 2010, of severance payments due upon termination to which each Executive Officer may be entitled under the terms of his or her applicable Employment Agreement

Interests of Non-Employee Directors

        The non-employee directors of the Company Board are as follows:

Name	Position
Tommy G. Thompson	Chairman
Darrell J. Tamosuinas	Director
Jack P. Helms	Director
Terry Allison Rappuhn	Director
Sean M. Traynor	Director
Daniel A. Pelak	Director
Franck L. Gougeon	Director
Paul B. Queally	Director

  Treatment of Equity Awards

        Any stock options held by the non-employee directors will be treated in accordance with the Merger Agreement. The Merger Agreement provides that each option to purchase Shares granted under the Company's 2006 Equity Incentive Plan and 2008 Equity Incentive Plan that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation will pay to each person who was holding such canceled option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Cash Consideration over the exercise price per Share of such stock option and (ii) the number of Shares subject to such option. However, if the exercise price per Share under any such option is equal to or greater than the Cash Consideration, then such option will be canceled without any cash payment being made in respect thereof.

        No director holds any restricted stock units.

        For a description of non-employee director compensation arrangements, please see the section titled "Director Compensation" in the information statement prepared by the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. Such information statement was attached as Annex B to the Initial Statement.

  Quantitative Summary

        The table below sets forth, as of October 15, 2010, the day the Company entered into the Merger Agreement, the amounts payable to each of the non-employee directors if the directors (1) tendered all of the Shares that the directors own for the Cash Consideration (assuming no exercise of outstanding stock options), and (2) received remuneration for the cash-out of stock options at the time of the Merger. The amounts shown below assume the Cash Consideration of $20.80 per Share.

	Tendered Shares				Cash-Out of Stock options
Non-Employee Directors	Number of shares owned		Value of shares owned		Number of stock options	Value of stock options	Total
Tommy G. Thompson	1,000	(1)	$20,800		421,012	$5,686,970	$5,707,770
Darrell J. Tamosuinas	3,500		$72,800		13,985	$134,359	$207,159
Jack P. Helms	0		—		6,293	$45,058	$45,058
Terry Allison Rappuhn	3,850		$80,080		13,985	$134,359	$214,439
Sean M. Traynor	22,754,088	(2)	$473,285,030	(5)	13,985	$55,634	$473,340,664	(6)
Daniel A. Pelak	0		—		13,985	$134,359	$134,359
Franck L. Gougeon	10,084,322	(3)	$209,753,898		13,985	$15,943	$209,769,841
Paul B. Queally	22,854,999	(4)	$475,383,979	(5)	13,985	$55,634	$475,439,613	(6)

(1)
Shares held by Mr. Thompson's spouse.

(2)
Includes (A) 21,513,988 Shares held by Welsh, Carson, Anderson & Stowe IX, L.P. ("WCAS IX") over which it has sole voting and investment power, (B) 1,210,197 Shares held by WCAS Capital Partners IV, L.P. ("WCAS CP IV"), over which it has sole voting and investment power. In addition, 29,903 Shares are held by Mr. Traynor directly. Mr. Traynor disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him. The address for Mr. Traynor is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

(3)
Includes 932,883 Shares owned by Gougeon Shares, LLC, a Minnesota limited liability company, ("Gougeon Shares, LLC") and 9,151,439 owned by the Franck L. Gougeon Revocable Trust (the "Franck L. Gougeon Revocable Trust"), according to a Schedule 13G filed with the Securities and

  Exchange Commission on February 12, 2010 by Franck L. Gougeon, a Minnesota resident, Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust. Franck L. Gougeon is deemed to beneficially own the Shares held by Gougeon Shares, LLC and Franck L. Gougeon Revocable Trust solely through his ownership and/or control of Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust.

(4)
Includes (A) 21,513,988 Shares held by WCAS IX over which it has sole voting and investment power, and (B) 1,210,197 Shares held by WCAS CP IV over which it has sole voting and investment power. In addition, 130,814 Shares are held by Mr. Queally, P. Brian Queally Jr. Educational Trust U/ADTD 6/11/98, Erin F. Queally Educational Trust U/ADTD 6/11/98, and Sean P. Queally Educational Trust U/ADTD 6/11/98. The trusts were established for the benefit of Mr. Queally's children for which, in each case, Mr. Queally acts as a trustee and has voting and investment power over such Shares. The address for Mr. Queally is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. Mr. Queally disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein and/or that are not actually distributed to him.

(5)
Of such total value of Shares owned, the following amount reflects the total value for the Shares held by WCAS and not by such director individually: $472,663,048.

(6)
Of such total payout, the following amount reflects the amount payable for the Shares held by WCAS and not by such director individually: $472,663,048.

Indemnification

        Pursuant to the terms of the Merger Agreement, Parent has agreed to cause the Surviving Corporation to:

  •
  indemnify and hold harmless each of the Company's and its subsidiaries' current and former officers and directors for six years following the effective time of the Merger, from certain liabilities and costs incurred in connection with actions arising out of the fact that he or she was an officer, director, employee or fiduciary of the Company or any of its subsidiaries prior to the effective time of the Merger;

  •
  maintain all indemnification and exculpation rights under the Company's organizational documents and indemnification agreements for six years following the effective time of the Merger; and

  •
  either (i) maintain for six years following the effective time of the Merger, for the persons who, as of October 15, 2010 are covered by the Company's and its subsidiaries' directors and officers liability insurance policy, directors and officers' liability insurance with terms and conditions at least as favorable as provided in the Company's and its subsidiaries' policies as of October 15, 2010 or (ii) obtain a "tail" insurance policy for the persons covered by the Company's and its subsidiaries' existing directors' and officers' insurance policies covering a period of at least six years following the effective time of the Merger with annual premiums not in excess of 200% of the annual premium for the directors' and officers' insurance policies for the Company's and its subsidiaries' 2009-2010 policy year.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit (e)(1), and is incorporated herein by reference.

Representation on the Company Board of Directors

        The Merger Agreement provides that, after Purchaser has caused payment to be made for Shares pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum

Condition, Parent will be entitled to elect or designate the number of directors on the Company Board, rounded up to the next whole number, as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and their affiliates (including Shares so accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding on a fully-diluted basis; provided that Parent will be entitled to designate at least a majority of the directors on the Company Board so long as Parent and its affiliates beneficially own a majority of the outstanding Shares. Upon Parent's request, the Company is required to promptly (i) take all such actions as are necessary or desirable to appoint to the Company Board the individuals so designated by Parent, including increasing the size of the Company Board and/or promptly seeking the resignations of such number of incumbent directors as is necessary or desirable to enable Parent's designees to be elected to the Company Board and (ii) cause Parent's designees to be elected to the Company Board. The Company is also required to use commercially reasonable efforts to cause persons elected or designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (A) each committee of the Company Board, (B) the board of directors of each subsidiary of the Company and (C) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law. In connection with the foregoing, the Company has furnished to its stockholders and filed with the SEC an information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Such information statement was attached as Annex B to the Initial Statement.

        The Merger Agreement provides that the Company will use its reasonable best efforts to ensure that at least three of the members of the Company Board as of October 15, 2010, who are independent (the "Independent Directors") for purposes of Rule 10A-3 under the Exchange Act remain on the Company Board until the Merger has been consummated. The Company Board has selected Terry Allison Rappuhn, Darrell Tamosuinas and Jack Helms as the Independent Directors, and they have agreed to so act. If there are fewer than three Independent Directors on the Company Board for any reason, the Company Board will cause a person designated by the remaining Independent Directors that meets the above requirements to fill such vacancy, and the person so designated will be deemed an Independent Director for all purposes of the Merger Agreement. Pursuant to the Merger Agreement, the Company has further agreed to fulfill such obligations, and in furtherance thereof, the Company has provided to its stockholders an information statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1, which was attached as Annex B to the Initial Statement.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Voting Agreement

        In order to induce Parent to enter into the Merger Agreement, certain stockholders of the Company (holding an aggregate of approximately 65% of the outstanding Shares of the Company's Common Stock as of October 13, 2010) entered into a tender and voting agreement with Parent. Pursuant to the tender and voting agreement, such persons have agreed, in their capacity as stockholders, to tender into the Offer, prior to the termination date of the tender and voting agreement and except as otherwise described below, their shares of Company Common Stock and to vote such Shares at any meeting of the stockholders of the Company or in connection with any written consent of the stockholders of the Company:

  •
  in favor of the Merger, the execution and delivery by the Company of the Merger Agreement, the adoption and approval of the Merger Agreement and the terms thereof and each of the other matters necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement (whether or not recommended by the Company Board);

  •
  against any acquisition proposal, any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination between the Company and any other person (other than the Merger and the second merger), any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the tender and voting agreement or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement, and any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company's certificate of incorporation or bylaws, except if approved by Parent; and

  •
  prior to the termination date and at any time after the acceptance date, in favor of all necessary and desirable actions to cause the election (and maintenance) of the Parent designees to the Company Board pursuant to the terms of the Merger Agreement (and, unless requested by Parent, against the removal of any of the Parent designees from the Company Board).

        Each stockholder who is party to the tender and voting agreement also agreed that prior to the termination date of the tender and voting agreement (except with respect to any excess Shares that were released following an adverse recommendation change or termination of the Merger Agreement in accordance with its terms as described below) such stockholder will not:

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  solicit, initiate, endorse, knowingly encourage or knowingly facilitate the submission of any acquisition proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any acquisition proposal (other than by the parties to the Merger Agreement);

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  enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, any acquisition proposal;

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  execute or enter into any contract constituting or relating to any acquisition proposal, or approve or recommend any acquisition proposal or any contract constituting or relating to any acquisition proposal (or authorize or resolve to agree to do any of the foregoing actions); or

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  make, or in any manner participate in a "solicitation" (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of their Shares of Company Common Stock intending to facilitate any acquisition proposal or cause stockholders of the Company not to vote to approve the Merger or any other transaction contemplated by the Merger Agreement.

        In the event of an adverse recommendation change by the Company Board or a termination of the Merger Agreement by the Company in response to a superior proposal and entry into a binding alternative acquisition agreement with respect to such superior proposal, the obligation of each stockholder who is a party to the tender and voting agreement to tender and not withdraw the Shares of the Company's Common Stock held by and to vote the shares of the Company's Common Stock held by them in the manner described above will not apply to an aggregate number of Shares of the Company's Common Stock held by the stockholders that is in excess of an aggregate of 30 percent of the total number of Shares of the Company's Common Stock outstanding on a fully diluted basis as of the date on which determination of the number of such excess Shares is made (such excess Shares being referred to herein as the "excess shares"), and the stockholders may withdraw any previously tendered Shares that constitute such excess shares from the Offer.

        If no shares of the Company's Common Stock have been accepted for payment under the Offer by December 15, 2010 as a result of certain conditions to the closing of the Offer not having been satisfied, then the stockholders who are a party to the tender and voting agreement may transfer excess shares in a private placement to any person (other than certain specified prohibited persons) provided that such persons agree to be bound by all of the terms and provisions of the tender and voting agreement.

        In addition, upon the acceptance date of the Offer, each stockholder who is party to the tender and voting agreement has also agreed that such stockholder will cause its designees to the Company Board to resign promptly, and to fill the resulting vacancy with the Parent director designees.

        Each stockholder also has agreed to take all such actions necessary to cause the stockholders agreement among the stockholders who are parties to the tender and voting agreement to terminate upon consummation of the Offer, and the registration rights agreement among the stockholders who are parties to the tender and voting agreement and the Company to terminate upon consummation of the Offer.

        The tender and voting agreement will terminate upon the earliest to occur of the following: (i) the effective time of the Merger, (ii) written notice of termination of the tender and voting agreement by Parent to the Company's stockholders, (iii) March 1, 2011, (iv) the 15th day after the Merger Agreement is terminated if by such date Parent has not either amended the original Offer, or commenced a new Offer, (v) the date Parent or Purchaser terminates, withdraws, or abandons the Offer (without making a new Offer as described in (iv)), (vi) the date on which the Offer or a new offer is revised (except in the context of Parent "matching right") to (A) reduce the cash consideration or stock consideration payable in the Offer, (B) change the form of consideration payable, (C) reduce the number of Shares to be purchased by Purchaser, (D) waive or amend the minimum condition or certain other conditions to the consummation of the Offer, (E) add to the conditions to the consummation of the Offer, (F) extend the expiration date beyond March 1, 2011, or (G) otherwise amend, modify, or supplement any conditions to the consummation of the Offer or any term of the Offer set forth in the Merger Agreement in a manner adverse to the holders of shares of the Company's Common Stock, or (vii) the date on which a third party acquires more than 50% of the Company's outstanding voting securities on a fully diluted basis.

Item 4.    The Solicitation or Recommendation.

        At a meeting held on October 15, 2010, the Company Board (i) determined and declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) recommended that the Company's stockholders tender their shares of common stock in the Offer.

THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS
ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Background of the Offer

        The following chronology summarizes the key meetings, conversations and events that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every communication between representatives of the Company, Parent and other parties.

        From time to time, the Company has reviewed and evaluated strategic opportunities and alternatives with a view to enhancing the Company stockholder value.

        Prior to its initial public offering in October 2009 and while still a private company, the Company and its largest stockholder, Welsh, Carson, Anderson & Stowe IX, L.P., referred to together with its affiliates as Welsh Carson, had discussions from time to time with Parent and with another potential purchaser of the Company. Once in 2007 and once in 2008, Sean Traynor, a partner at Welsh Carson and a member of the Company Board, met with John C. Heinmiller, the Chief Financial Officer of Parent, in the ordinary course in his capacity as a partner of a large, healthcare-focused private equity fund and discussed in general terms information regarding the Company and Parent, respectively, and Parent's interest in learning more about the Company. None of the above discussions resulted in any negotiations or any proposal with respect to acquiring the Company.

        On May 10, 2010, Mr. Heinmiller arranged a meeting in New York with Mr. Traynor. In that meeting, Mr. Heinmiller expressed an interest in discussing a potential business combination between Parent and the Company. Mr. Traynor contacted John R. Barr, the President and Chief Executive Officer of the Company, and informed him of his meeting with Mr. Heinmiller. They discussed arranging a meeting with senior management of Parent. Between May 11, 2010 and June 2, 2010, Mr. Barr discussed Parent's expression of interest in a potential business combination transaction with the Company with Ronald E. Lund, the General Counsel of the Company, and Larry Found, the Company's Senior Vice President, Human Resources, who had previously held a similar position at Parent's International Division.

        On June 2, 2010, Messrs. Barr and Traynor met with Dan Starks, the Chairman, President and Chief Executive Officer of Parent, and Mr. Heinmiller at Parent's offices. They agreed to discuss and review only publicly-available information, and the parties did not execute a confidentiality agreement in advance of the meeting. The Company representatives provided corporate highlights and a product overview, including the product pipeline and recent financial performance. The Parent executives expressed an interest in continuing the discussions. Messrs. Barr and Traynor indicated that in their view the Company's pipeline and research and development programs could have significant potential value in addition to its current profitable core business. They also indicated that the Company was not currently seeking a sale, but if a transaction were to be contemplated, they believed it would be important to have part of the consideration be in the form of acquirer's stock so as to allow the Company stockholders the opportunity to benefit from the accomplishment of key clinical and development milestones of the Company in the future as they become reflected in a potential acquirer's share price. Between June 2, 2010 and July 9, 2010, Company management and several members of the Company Board, including Mr. Traynor, Mr. Tommy Thompson, the Chairman of the Company Board, and Company Board representatives of Franck Gougeon, the Company's second largest stockholder, held discussions on an informal basis regarding Parent's interest in pursuing a potential business combination transaction with the Company. These discussions included the advisability of having the Company provide limited non-public information to Parent pursuant to the terms of a customary confidentiality agreement.

        On July 9, 2010, consistent with management's discussions with members of the Company Board and in light of Parent's expression of interest, the Company entered into a confidentiality agreement with Parent, which included a standstill agreement, to cover any future discussions and sharing of non-public information.

        On July 13, 2010, at the request of the Company, Mr. Traynor provided the Company's financial model, including projections over five years, to BofA Merrill Lynch, Parent's financial advisor. Later that week, Mr. Traynor discussed those projections with Mr. Heinmiller and Mr. Traynor's views with respect to the Company's general prospects.

        On July 23, 2010, Mr. Traynor received from a representative of BofA Merrill Lynch, on behalf of Parent, an oral proposal of $20.00 for each Share of Company stock, which he communicated to Mr. Barr. The BofA Merrill Lynch representative indicated that Parent was flexible in the proposed form of consideration and could pay the full purchase price in stock or in cash. Messrs. Barr and Traynor agreed that the Company Board should be thoroughly briefed during the regular Company Board meeting already scheduled for July 26.

        On July 26, 2010, during the Company Board meeting, Messrs. Barr and Traynor reviewed with the Company Board all discussions with Parent to date. Company management also reviewed with the Company Board financial models, including projections, provided to Parent. Mr. Lund discussed the Company Board's fiduciary responsibilities in connection with a possible sale transaction. The Company Board extensively discussed, among other things, the prospects for the Company as an independent company, and whether a possible sale of the Company would maximize value for the Company's stockholders. Although the Company Board did not determine that the Company was for sale, given the level of Parent's proposal when compared to the recent closing prices of the Company's stock, the Company Board decided to engage Piper Jaffray & Co. ("Piper Jaffray") as an outside financial advisor to assist the Company Board in analyzing the Company's valuation and its potential alternatives. The Company Board selected Piper Jaffray based on its experience and reputation with respect to business combination transactions in the medical device industry, as well as its familiarity with the Company's business, products and pipeline. Although Piper Jaffray had not previously been engaged by the Company, the Piper Jaffray team was well known by management and the Company Board, as Piper Jaffray previously provided advisory services to one of the founders of the Company (who is no longer with the Company) for which it received compensation directly from such founder. Piper Jaffray subsequently had regular contact with management and Company Board members. Through these prior communications, the Company Board felt that Piper Jaffray had demonstrated a significant understanding of the Company's strategy and operations. In addition, while Piper Jaffray had not been engaged to perform any work for Parent in at least the past five years, the Company Board believed that Piper Jaffray would have a good understanding of Parent's management, strategies, products and operations through its general experience in the medical device industry. Following the Company Board's decision to engage Piper Jaffray, neither the Company nor Parent held discussions with Piper Jaffray regarding possible future engagements of Piper Jaffray following this engagement by the Company Board.

        On July 26, 2010, Mr. Lund contacted the law firm of Fredrikson & Byron, P.A. ("Fredrikson"), the Company's outside corporate counsel, regarding the fiduciary obligations of the Company Board in connection with the evaluation of Parent's proposal.

        On July 27, 2010, Mr. Traynor contacted a representative of Piper Jaffray at the direction of the Company Board and requested a financial and market analysis to help in the Company Board's consideration of whether to pursue the proposal received from Parent.

        At a meeting of the Company Board held on August 24, 2010, the Company Board discussed the proposal from Parent. Mr. Lund reviewed with the Company Board its fiduciary duties with respect to a possible sale transaction. Piper Jaffray presented a financial and market analysis of the Company, an analysis of the proposal by Parent and an analysis of other potential purchasers of the Company. After considering, among other things, Piper Jaffray's analyses, the Company Board concluded that, while $20.00 was a serious proposal, there was potential opportunity to generate higher value through engaging in negotiations with Parent. The Company Board authorized Piper Jaffray to contact BofA Merrill Lynch to invite Parent to a meeting with the Company's management in order to learn more about the Company, which the Company Board believed could encourage a higher proposal from Parent. The Company Board decided not to contact other potential purchasers at that time, since Parent's proposal was preliminary, it was unclear that other potential purchasers would be interested in, or able to consummate, a transaction at the price already proposed by Parent, Parent had predicated its interest in pursuing a potential transaction with the Company on exclusive negotiations, and the Company Board had not otherwise determined that the Company was for sale. The Company Board was also concerned with the potential risks of contacting other potential purchasers at that time, including market communication risk and risks of disruption to its relationships with its stakeholders.

        On a call on August 25, 2010, Piper Jaffray conveyed to BofA Merrill Lynch that the Company rejected Parent's proposal of $20.00 per share. Piper Jaffray, on behalf of the Company Board, invited

Parent to a meeting with the Company's senior management to provide Parent with the opportunity to learn more about the Company if Parent had an interest in potentially increasing its proposal. BofA Merrill Lynch indicated Parent viewed its proposal as "full" but that Parent might be willing to consider new information.

        On September 7, 2010, management teams from the Company and Parent held a meeting in Minneapolis, Minnesota. The Company's management provided Parent's management with an update on the Company's business, including substantial information about its pipeline product opportunities.

        From September 8, 2010 through September 13, 2010, Company management and Piper Jaffray responded to follow-up questions and requests for information from Parent.

        On September 9, 2010, the Company Board conducted a telephonic meeting to discuss the meeting with Parent and potential next steps. Representatives from Fredrikson participated in the meeting, discussed the Company Board's fiduciary responsibilities in connection with a possible sale transaction, and the Company Board reviewed Fredrikson's advice with respect to the judicial standards regarding director conflicts of interest and independence for purposes of evaluating such a transaction. The Company Board then determined that all of its members were disinterested and independent for purposes of evaluating the proposed transaction. The Company Board, with advice from representatives of Piper Jaffray and Fredrikson, discussed the potential for a mix of 50% Parent stock and 50% cash, rather than 100% Parent stock or 100% cash, should Parent increase its proposed price.

        Later on September 9, 2010, representatives of Piper Jaffray initiated a discussion by telephone among Mr. Lund and representatives from Fredrikson with Kashif Rashid, Associate General Counsel of Parent, and representatives of BofA Merrill Lynch and Gibson, Dunn & Crutcher LLP, Parent's outside legal counsel, regarding certain legal and tax aspects of sale structures involving cash, Parent stock or a combination of cash and stock. There was no discussion of any update in Parent's prior proposal.

        On September 10, 2010, representatives of Piper Jaffray expressed to representatives of BofA Merrill Lynch the Company's preference for deal consideration being 50% cash and 50% stock if a potential transaction were pursued.

        On September 15, 2010, BofA Merrill Lynch conveyed Parent's feedback to Piper Jaffray following Parent's consideration of the information provided by the Company at the parties' September 7 meeting. According to BofA Merrill Lynch, Parent considered the meeting of September 7, 2010 to have been informative and instructive and confirmed Parent's positive views of the Company. BofA Merrill Lynch indicated that Parent was not willing to increase the price of its proposal, reiterated the initial proposal price of $20.00 per share and characterized the proposal as a full price from Parent's perspective. Parent proposed a transaction structure with 50% of the total consideration consisting of Parent stock and 50% consisting of cash, each stockholder being able to elect stock, cash or a combination (subject to proration), and the Parent stock used as consideration to be valued at a 20-day volume weighted average daily closing price. Parent's proposal was again predicated on the Company negotiating exclusively with Parent.

        On September 15, 2010, Parent submitted a non-binding written indication of interest to purchase all Shares of Company stock at a price consistent with the September 15 discussion ($20.00 per share), payable 50% in Parent Stock and 50% in cash, with Parent stock valued at the 20-day volume weighted average of daily closing prices described above. The indication of interest required exclusive negotiations with Parent, a 4% termination fee, matching rights for other proposals, and tender and voting agreements from all holders of more than 15% of the Company's outstanding Shares.

        Later on September 15, 2010, Piper Jaffray expressed to BofA Merrill Lynch that the Company Board was disappointed that Parent had not offered a higher price per share of the Company following the management meeting in Minneapolis, Minnesota on September 7, 2010. At this time, BofA Merrill

Lynch also answered Piper Jaffray's questions regarding the structure and mechanics of a potential transaction. Piper Jaffray noted that it was to meet telephonically with the Company Board to discuss a potential transaction.

        The Company Board, along with representatives of Piper Jaffray and Fredrikson, held a telephonic meeting on September 19, 2010. The terms of Parent's written indication of interest were discussed. Representatives of Fredrikson reviewed with the Company Board its fiduciary duties with respect to a possible transaction, and granting exclusivity to Parent. The Company Board and its advisors also discussed other potential purchasers of the Company and views that they might not be interested in, or able to effect, a transaction at above the price already proposed by Parent. The Company Board and its advisors also discussed the Company Board's belief that any other potential acquirers of the Company likely would be from among a discrete number of strategic acquirers which, because familiar with the Company, would be able to move quickly to pursue a transaction. At the meeting, Piper Jaffray presented to the Company Board an updated financial analysis of the Company, analysis of the financial terms of Parent's written indication of interest and analysis of the implied valuation of the Company based on traditional valuation metrics, which reflected that the $20.00 proposal was within or above most valuation metrics. After consideration of all of the above information, the Company Board concluded again that a price higher than $20.00 per share should be sought, that 4% was too high for a termination fee and that it was not inclined to grant exclusivity. The Company Board again considered the merits of contacting other potential purchasers, and in light of the relevant factors discussed at this meeting and in prior meetings, concluded that it would not do so at that time. The Company Board noted that it had not determined that the Company was for sale, and the prospects of any potential transaction remained very preliminary, in light of Parent's proposed purchase price remaining at $20.00. The Company Board authorized Piper Jaffray to respond to BofA Merrill Lynch with a counter proposal to Parent that included a price of $23.50 per share (which represented a premium of approximately 61.5% over the $14.55 closing price of Company stock on September 17, 2010, the last trading day prior to the meeting), no exclusivity and a request for a lower termination fee. Piper Jaffray conveyed the Company's counter proposal to BofA Merrill Lynch on September 19, 2010.

        On September 20, 2010, BofA Merrill Lynch conveyed to Piper Jaffray that Parent was willing to increase the price of its proposal to $20.30 per share, reiterated the exclusivity requirement and also called for irrevocable tender and voting agreements from the Company's largest stockholders.

        The Company Board convened a telephonic meeting on September 21, 2010, with representatives of Piper Jaffray and Fredrikson in attendance. The Company Board discussed Parent's counter proposal. The Company Board also reviewed an update of the Company's business, including the outlook for the Company's financial results for the third quarter of 2010. Fredrikson reviewed with the Company Board its fiduciary duties with respect to a possible sale transaction. The Company Board concluded that it was not prepared at this time to accept Parent's proposal of $20.30 per share and instead authorized negotiations with Parent for a higher valuation for the Company. The Company Board discussed the merits of contacting other potential purchasers at that time, entering into exclusive discussions with Parent and having a go-shop period after announcing a transaction, during which the Company would be able to contact other potential purchasers or continue negotiations with Parent on a non-exclusive basis. In light of the relevant factors discussed at this meeting and in prior meetings, the Company Board concluded that it would provide a counter proposal to Parent reflecting no exclusivity and any stockholder tender and voting agreements terminating if the Company terminated the transaction. In response to the aggressive position from Parent on the Company's prior counter proposal, Parent's reiteration of its proposal as a full-value proposal to the Company, and in light of the Company Board's concern that without a significant movement in the Company's counter-proposal there was a risk of losing the opportunity, the Company Board authorized Piper Jaffray to respond to BofA Merrill Lynch with a counter proposal of $21.50 per share (which represented a premium of approximately 46% over the $14.70 closing price of AGA stock on September 20, 2010, the last trading day prior to the meeting), no exclusivity and a 2% termination fee. The proposed price of $21.50 per share reflected the Company Board's recognition that Parent was unlikely to substantially further increase its proposed price from $20.30 per share, and that $21.50 represented a substantial premium over the recent trading prices of Company stock. Piper Jaffray conveyed the Company's counter proposal to BofA Merrill Lynch on September 21, 2010. Later on September 21, 2010, BofA Merrill Lynch responded to Piper Jaffray with what Parent described as its "best and final" price of $20.80 per share, a 3% termination fee and stockholder tender and voting agreements that would be irrevocable as to 30% of the Company's outstanding Shares measured on a fully diluted basis. BofA Merrill Lynch emphasized that Parent would not proceed without exclusivity.

        During September 22 and 23, 2010, representatives of the Company's management and members of the Company Board, as well as representatives of Piper Jaffray, Fredrikson, and Potter Anderson & Corroon LLP, special Delaware legal counsel engaged by the Company, held several discussions about the latest proposal by Parent. Recognizing the risks posed by engaging in a pre-signing market check, including market communication risk and the possibility Parent would withdraw its proposal, as well as the attendant management distractions and risks of disruption to the Company's relationships with employees, customers, vendors, distributors and others, the members of the Company Board participating in such discussions determined that the Company should forgo contacting other potential purchasers at that time. While the Company Board had not determined that the Company was for sale, the members of the Company Board participating in such discussions believed that it was important to preserve the opportunity to negotiate with Parent on its proposal and that contacting other parties at that time might jeopardize those negotiations. Piper Jaffray was directed to respond to BofA Merrill Lynch with a counter proposal of $21.00 per share, exclusivity on a rolling two week basis provided Parent confirmed the proposed price per share and the absence of any other materially adverse changes in terms, a 10-day go-shop period following announcement of a transaction, and a 2% termination fee during the go-shop period and a 3% termination fee thereafter. The proposed price of $21.00 per share reflected the Company Board's recognition that Parent had previously indicated that its most recent proposed price was "best and final" and that Parent was unlikely to substantially increase its proposed price, and that $21.00 represented a substantial premium over the recent trading prices of Company stock. In addition, the Company Board recognized that Parent had dropped its proposed termination fee from 4% to 3%.

        On September 23, 2010, Piper Jaffray conveyed the Company's counter proposal to BofA Merrill Lynch. BofA Merrill Lynch responded to Piper Jaffray that Parent had rejected the Company's counter proposal (including the go-shop period), reiterated its proposal from September 21, 2010 and reconfirmed $20.80 as its best and final price.

        On September 24, 2010, the Company convened a telephonic Company Board meeting, with representatives of Piper Jaffray and Fredrikson present, to discuss Parent's response to the Company's counter proposal. The Company's management provided an update to the Company Board on the Company's business, including an update on the outlook for the Company's revenues for the third quarter of 2010, which outlook remained unchanged from management's update on September 21, 2010. Representatives of Fredrikson reviewed with the Company Board its fiduciary duties with respect to a possible sale transaction. The Company Board discussed the potential impact of the termination fee, matching rights and tender and voting provisions required by Parent. The Company Board reviewed information as to the approximate 65% holdings of the stockholders being required by Parent's proposal to sign tender and voting agreements and the implications of only 30% of the Company's shares on a fully diluted basis remaining subject to the tender and voting agreements upon exercise of any fiduciary outs. The Company Board believed that the proposed price of $20.80 per share represented the highest price Parent was willing to pay and recognized that it represented a substantial premium over the recent trading prices of the Company's stock. After consideration of all the factors discussed at this meeting and in prior meetings, the Company Board authorized Piper Jaffray to respond to BofA Merrill Lynch indicating that Parent would need to improve its proposed terms in order for the Company to negotiate exclusively with Parent. The Company Board authorized management to enter into an indication of interest with Parent and commence negotiations if Parent agreed to one of the following alternatives: (1) a price of $21.00 per share; (2) a price of $20.80 per share with a 10-day "go shop" provision and a 3% break-up fee; or (3) a price of $20.80 per share with a no-shop provision but providing for a break-up fee at 2% for the 15-day period following the execution of a definitive agreement and 3% thereafter. The Company Board considered the 10-day and 15-day periods sufficient in light of its view, after discussion with its advisors, that any other potential acquirers of the Company likely would be from among a discrete number of strategic acquirers, which already had familiarity with the Company from commercial dealings and the Company's public filings with the SEC and would be in a position to move quickly if interested in pursuing a transaction. In addition, the Company Board believed that these potential acquirers have substantial internal and external resources, advisors and expertise to move quickly to pursue a transaction, as well as sufficient financial resources, and that therefore 15 days would be a sufficient amount of time for any of them to move forward if they were interested in bidding.

        The Company Board specifically required that the terms and conditions of any definitive agreement resulting from negotiations with Parent be presented to the Company Board for approval.

        Piper Jaffray conveyed the Company's proposal to BofA Merrill Lynch on September 24, 2010. Later that same day, BofA Merrill Lynch responded with Parent's revised proposal of $20.80 per share, a no-shop provision, exclusivity on a rolling two week basis provided Parent confirmed the proposed price per share and the absence of any other materially adverse changes in terms, and a 2% termination fee for a definitive agreement reached for a superior proposal within 15 days following signing of a definitive agreement between the Company and Parent, and a 3% termination fee thereafter. Parent reiterated again that it would not agree to a go-shop provision.

        On September 25, 2010, Parent submitted a non-binding written indication of interest and exclusivity letter, reflecting terms conveyed from BofA Merrill Lynch to Piper Jaffray on September 24, 2010.

        On that same day, a call was held among representatives of Piper Jaffray and Fredrikson and members of the Company Board to discuss Parent's proposal. After consideration of all relevant factors, the Company Board members on the call concluded that the Company would be willing to proceed with Parent on an exclusive basis in due diligence and negotiation towards a definitive agreement at a price of $20.80 per share, if Parent would change the 2% termination fee to apply to a non-binding proposal received within 15 days following signing, rather than a definitive agreement for a superior proposal reached within 15 days following signing, which the Company Board felt would give it more flexibility to respond to solicitations from other parties received during that period and would give potential acquirers a greater opportunity to negotiate for a definitive agreement and still have the lower termination fee apply. Accordingly, the Company Board felt that this change would serve as a reasonable test of the market for other potential bids without the risk of losing the opportunity for the Company's stockholders provided by Parent's proposal in light of Parent's repeated insistence on exclusivity and a no-shop provision, without which Parent indicated it would not proceed.

        On September 26, 2010, the Company provided Parent with comments to Parent's proposed letter of intent and the exclusivity letter. The Company proposed to change the 2% termination fee to apply to a non-binding unsolicited proposal that the Company Board determined was reasonably likely to lead to a superior proposal received within 15 days following signing of a definitive agreement between the Company and Parent, rather than a definitive agreement reached for a superior proposal within that time period.

        On September 27, 2010, the Company and Parent executed the non-binding letter of intent and exclusivity agreement on terms consistent with the comments provided by the Company on September 26, 2010. While the purchase price and other material terms were tentatively set, there remained substantial terms to be negotiated in a definitive agreement, as well as substantial due diligence of the Company by Parent, and due diligence of Parent by the Company.

        On September 27, 2010, the Company and Piper Jaffray executed a formal engagement letter memorializing the terms of Piper Jaffray's engagement as financial advisor to the Company. The Company and Piper Jaffray waited until the execution of the letter of intent to formalize Piper Jaffray's engagement because Piper Jaffray assigned less priority to the formal memorialization of its engagement with the Company than to the immediate work it had agreed to perform for the Company, which included its analysis of Parent's interest in the Company, its discussions with Parent on behalf of the Company, and its participation in deliberations by the Company Board. Moreover, it was not clear until execution of the letter of intent that the Company would be willing to proceed more formally with negotiations with Parent. Furthermore, the Company and Piper Jaffray had previously discussed the material terms of the engagement and had a general understanding that the formal terms of the engagement would be consistent with terms of similar engagements relating to transactions in the medical device field. Also on that day, Parent commenced its due diligence review of the Company, including access to the Company's online data room beginning on September 28, 2010.

        Mr. Barr and Brigid Makes, the Company's Chief Financial Officer, participated in the preparation of the Company's financial projections dated October 4, 2010 that were provided to Piper Jaffray for use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis. These projections were substantially similar to the initial projections prepared by management, but they were updated to include actual financial results for the quarter ended September 30, 2010.

        Several due diligence meetings between members of the management teams of the Company and Parent were held from October 5, 2010 through October 8, 2010. These meetings covered numerous business, legal and financial topics.

        On October 6, 2010, Parent provided an initial draft of a proposed Merger Agreement. The initial draft of the proposed Merger Agreement permitted the Company Board to make an adverse recommendation change with respect to Parent's proposal in certain circumstances. The initial draft of the Merger Agreement did not, however, permit the Company to terminate the Merger Agreement in order to enter into an agreement with respect to a transaction that the Company Board determined was a superior proposal. Thus, as proposed by Parent, the Company Board would have been able to make an adverse recommendation change with respect to Parent's proposal in certain circumstances, but the Company would have otherwise remained obligated to, among other things, cooperate with Parent with respect to actions needed to consummate the transactions contemplated by the Merger Agreement, which could have impeded a third party's ability to effect an alternative transaction.

        On October 7, 2010, Parent provided an initial draft of a tender and voting agreement (which agreement would cover approximately 65% of the Company's outstanding Shares). The initial draft of the tender and voting agreement provided for the release of shares equal to approximately 31% of the Company's outstanding shares on a fully diluted basis in the event of an adverse recommendation change by the Company Board. The initial draft of the tender and voting agreement did not, however, provide for termination of the tender and voting agreement if the Merger Agreement was terminated, but instead provided that the tender and voting agreement would otherwise continue in accordance with its terms until the earlier of the effective time of the merger or Parent providing written notice of termination to the stockholders party thereto.

        From October 6, 2010 through October 15, 2010, Parent's and the Company's legal advisors negotiated terms of the Merger Agreement, including provisions allowing the Company to change its recommendation of Parent's proposal and recommend a superior proposal, and to terminate the Merger Agreement (such that Parent's Offer would no longer be pursuant to the Merger Agreement should Parent nevertheless choose to continue its Offer) upon the decision of the Company Board to enter into a definitive agreement with respect to a superior proposal, should one arise during Parent's Offer.

        During this same period from October 6, 2010 through October 15, 2010, Parent and its legal advisors negotiated terms of the tender and voting agreement with representatives and legal advisors of Welsh Carson and affiliates of Franck Gougeon, respectively, the Company's largest stockholders. These stockholders were aware of the prior price negotiations through their representation on the Company Board. Parent had made entry into a tender and voting agreement with these stockholders a condition of its willingness to enter into a transaction with the Company. In response, these stockholders indicated their willingness to enter into a satisfactory tender and voting agreement with Parent, if Parent's transaction proposal was satisfactory to these stockholders. These stockholders also were aware of the negotiation of the terms of the Merger Agreement occurring during the October 7, 2010 through October 15, 2010 period as the negotiation of the tender and voting agreement proceeded. The negotiation resulted in changes to the terms of certain provisions of the tender and voting agreement, including the termination of the tender and voting agreement and the circumstances in which the tender and voting agreement would only continue to cover 30% of the Company's outstanding Shares on a fully diluted basis. After these negotiations, the parties agreed that the tender and voting agreement would terminate upon the earlier of March 1, 2011 or the occurrence of certain other events, including circumstances in which Parent fails to amend or continue its Offer within 15 days following a termination of the Merger Agreement. The parties also agreed that the tender and voting agreement would continue to cover only 30% of the Company's outstanding Shares on a fully diluted basis if the Company terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal (as well as in the case of an adverse recommendation change), in which case the remainder of Shares that were then subject to the tender and voting agreement (approximately 31% of the Company's outstanding Shares on a fully diluted basis) would be released therefrom. As a result, the Company could accept, and a substantial majority of the Company's outstanding shares could elect to tender into or vote for, a superior alternative transaction. The members of the Company Board and the Company's legal advisors were kept apprised of the negotiation of the tender and voting agreement.

        During this same period from October 6, 2010 through October 15, 2010, Parent also continued its due diligence review of the Company.

        During the period from October 5, 2010 through October 13, 2010, Mr. Heinmiller and Frank J. Callaghan, the President of Parent's Cardiovascular Division, had discussions with Mr. Barr regarding a continuing role in managing the Company's business following completion of the transaction. The parties anticipated that Mr. Barr would report to Mr. Callaghan, and the parties discussed the general parameters of a compensation package; however, Messrs. Barr and Heinmiller agreed that a binding agreement covering the elements of a compensation package different from Mr. Barr's existing compensation arrangements with the Company should be deferred until after the closing of a transaction, should one occur. During this same period, Mr. Barr also raised in discussions with Messrs. Heinmiller and Callaghan the possibility of retention arrangements for key Company managers, but no specific executives were discussed and there was no agreement on the nature and compensation for these retention arrangements since the parties agreed to also defer these discussions until after the closing of a transaction, should one occur. These Company managers did not have discussions with Parent regarding retention or other employment arrangements.

        Although the Company Board did not formally meet during the period from October 6, 2010 through October 14, 2010, individual members of the Company Board were updated throughout that period.

        On October 13, 2010, the Company's management and representatives of Welsh Carson and Franck Gougeon, along with representatives of Piper Jaffray and Fredrikson, conducted further due diligence of Parent in a meeting with Mr. Heinmiller and Parent's General Counsel, since the proposed transaction included Parent Stock as 50% of the consideration. This due diligence meeting supplemented prior due diligence on Parent conducted by the Company's legal counsel, financial advisors and management.

        On October 15, 2010, the Company Board met to consider the proposed transaction. Representatives of Company management, Fredrikson and Piper Jaffray also attended the meeting. Representatives of Piper Jaffray reviewed with the Company Board its financial analysis of the proposed transaction. Representatives of Fredrikson reviewed with the Company Board the current status and terms of the proposed Merger Agreement, including operation of the top-up option, the Company's and Parent's respective termination rights, Parent's match rights, the tender and voting agreement and the two-tier termination fee structure, as well as the fiduciary duties of directors in connection with their consideration of the transaction. The Company Board discussed positive and negative factors relating to the proposed transaction, as well as the prospects of the Company if it remained an independent company, including potential challenges, the timing and likelihood of accomplishing performance goals associated with success as an independent company, and the stockholders' ability to gain or lose from the Company's future prospects as an independent company versus their ability to receive Parent stock and gain or lose from the combined company's future prospects. The Company Board considered whether the Company should spend additional time negotiating with Parent in an attempt to gain improved transaction terms and whether the Company should seek negotiations with other potential acquirers, but believed that Parent would be unlikely to improve its price or other transaction terms and would be unlikely to keep its offer open while the Company sought to solicit other parties, and that any delay would jeopardize the possibility of closing a transaction before the end of the year, at which time the current lower tax rates generally applicable to stockholders from any gain from a sale of their Shares were scheduled to expire and to return to prior higher rates unless legislation were enacted before the end of the year to continue the current rates, which was uncertain. In addition, as the Company Board had previously determined in the negotiations leading up to execution of the letter of intent, any attempt to solicit other potential acquirers would likely result in Parent withdrawing its proposal, and the Company Board believed that there may be no likely strategic acquirer of the Company at this time that would offer a higher price than Parent, and believed that if there were any other potential acquirers that would offer a higher price, the terms of the proposed agreements between Parent, the Company and certain stockholders of the Company, including the terms under which the agreements could be terminated and under which the shares subject to the tender and voting agreement could be released, would enable such a transaction to be successfully pursued. The Company Board believed that any continuation or expansion of the negotiation process at this time would provide a further distraction to the Company's management from running the business and would risk the confidentiality of the process as more parties potentially became involved over a longer period of time, which could result in disruption to the Company's relationships with employees, customers, vendors, distributors and others and require early disclosure of negotiations in the marketplace, which could jeopardize the Company's bargaining position in any negotiations. After consideration of all of the factors discussed at this meeting and prior meetings, and the advice of its legal and financial advisors, the Company Board considered whether to accept Parent's offer and enter into the Merger Agreement at this time or to remain an independent company. Company executive officers and the Company's financial and legal advisors answered questions from the members of the Company Board. Piper Jaffray rendered an oral opinion to the Company Board, confirmed later in writing, to the effect that, based upon and subject to the matters described in the opinion, as of October 15, 2010, the consideration to be received by Company stockholders in the Offer and related Merger was fair from a financial point of view. Following further discussion, the Company

Board voted unanimously to approve and adopt the Merger Agreement with Parent and recommend that the stockholders accept the Offer.

        On October 15, 2010, subsequent to the close of trading on the Nasdaq Stock Market and NYSE, Parent and the Company executed the Merger Agreement. Concurrently, Welsh, Carson, Anderson & Stowe IX, L.P., and an affiliated entity, which together hold approximately 45% of the outstanding Company Shares, and affiliates of Franck Gougeon, which together hold approximately 20% of the outstanding Company Shares, entered into the Tender and Voting Agreement (the material terms of which are described on Page 10), by which they agreed to tender all of their Company Shares into the Offer, subject to the terms and conditions set forth in such Agreement, including circumstances when such stockholders' Company Shares in excess of 30% of the Company Shares on a fully diluted basis are released and no longer subject to the terms and conditions of the Tender and Voting Agreement.

        On October 18, 2010, Parent and the Company announced the Merger Agreement and the proposed transaction with a joint press release before the opening of trading on the Nasdaq Stock Market and NYSE.

Reasons for the Recommendation of the Offer and the Merger

        The Company Board believes that the Merger Agreement and the Offer and Merger provided for in the Merger Agreement are fair, advisable and in the best interests of the Company and its stockholders. Accordingly, at a special meeting of the Company Board held on October 15, 2010, at which the Merger Agreement and the Offer and Merger were considered and voted upon, the Company Board unanimously approved and adopted the Merger Agreement. The Company Board recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company's senior management, outside legal counsel and financial advisors, including consultation with outside legal counsel regarding the Company Board's fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement. In reaching its decision to approve and adopt the Merger Agreement, and to recommend that Company stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, the Company Board considered a variety of factors weighing in favor of the Offer and Merger, including the factors listed below:

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  The Company Board's familiarity with the Company's business, operations, financial condition, competitive position, business strategy and prospects, and general industry, economic and market conditions, including the inherent risks and uncertainties in the Company's business, in each case on a historical, current and prospective basis.

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  The alternative to the Merger Agreement of remaining as an independent company, including the timing and likelihood of accomplishing performance goals associated with success as an independent company.

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  The $20.80 per share consideration. The Company Board noted that the consideration represents more than a 60% premium to $12.99, the price of the Company's Common Stock on July 22, 2010, the day prior to the Company's receipt of St. Jude Medical's first oral offer; the consideration represents more than a 41% premium to $14.69, the price of the Company's common stock on September 14, 2010, the day prior to the Company's receipt of St. Jude Medical's first written offer; the consideration represents more than a 43% premium to $14.47, the price of the Company's common stock on October 6, 2010, one week prior to the October 15, 2010 meeting; and the consideration represents more than a 39% premium to

    $14.90, the price of the Company's common stock on October 14, 2010, one day prior to the October 15, 2010 meeting; and the trading price of the Company's common stock had ranged from a high of $18.95 to a low of $11.61 since the Company's initial public offering in October 2009.

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  The fairness opinion delivered to the board by Piper Jaffray & Co., a qualified and independent financial advisor, and the advice of Piper Jaffray & Co. throughout the negotiation and due diligence process.

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  The Company Board's belief that there may be no likely purchaser of the Company in the medical device industry at this time that would offer a higher price than St. Jude Medical.

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  The Company Board's belief that St. Jude Medical would not proceed in its negotiations with the Company without exclusivity, that solicitation of other potential bidders might cause the Company to lose the opportunity for its stockholders reflected in St. Jude Medical's offer, and that such solicitation might cause disruption and distraction for the Company in its dealings with employees, customers, suppliers, distributors and others upon whom the Company's business is dependent.

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  The fact that the Company's stockholders may elect to receive the Offer consideration in cash or in stock, or a combination thereof, subject to proration as provided in the Merger Agreement.

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  The fact that the Company's stockholders who receive the Cash Consideration will have a level of certainty as to that consideration.

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  The ability of the Company's stockholders to receive St. Jude Medical common stock as consideration on a potential "tax-free" basis, and the fact that the Stock Consideration will permit the Company's stockholders to participate in future growth of the combined company in a tax free manner.

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  The fact that the overall transaction consideration is being shared by all of the Company's stockholders equally and no stockholder or stockholder group is receiving any control or similar premium for its Company Shares.

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  The Company Board's understanding of St. Jude Medical's financial position and that the transaction is expected to be accretive to St. Jude Medical's earnings in future periods, which would benefit the Company's stockholders who receive the Stock Consideration.

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  The fact that St. Jude Medical's stock has substantial liquidity in the public markets, giving the Company's stockholders who receive the Stock Consideration a high level of certainty in their ability to sell it in the market.

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  The fact that the execution of the Tender and Voting Agreement does not prevent the Company Board from considering or accepting a superior proposal since, in the event the Company Board accepts a superior proposal, the Shares covered by the Tender and Voting Agreement are automatically reduced to only 30% of the Company's outstanding Shares (measured on a fully diluted basis) and the remaining holdings (approximately 31% of the Company's outstanding Shares when measured on a fully diluted basis) of the stockholders signing the Tender and Voting Agreement would be released from the agreement and, along with the Shares held by the Company's other stockholders, would be free to be voted or tendered in favor of any other transaction, and so would not preclude another party from pursuing a competing proposal.

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  The support for the transaction expressed by the Company's principal stockholders, as evidenced by the Tender and Voting Agreement, and the Company Board's belief that the terms and conditions of the Tender and Voting Agreement, which covers approximately 65% of the outstanding Company Shares, reduce the risk that the Offer and the Merger will not be consummated absent a superior proposal.

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  The anticipated enhanced competitive position of the combined company in key markets, particularly the structural heart market.

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  The Company Board's belief that the product lines of St. Jude Medical and the Company are complementary, which the Company Board expects to increase opportunities to realize the Company's strategic objectives of expanding market share for its products and services, better serving its customers and accelerating the development of enhanced technologies for cardiovascular medical device manufacturing and design.

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  The Company Board's belief that St. Jude Medical's broader suite of complementary products and services, larger installed customer base, and significant sales and distribution capabilities, especially internationally, will provide the Company with the opportunity to grow and gain market share more rapidly following the Offer and Merger than the Company would likely be able to achieve as an independent company.

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  The combination of the Company's leading position in the structural heart market and St. Jude Medical's sales pipeline, which includes a developed sales pipeline for a minimally invasive aortic valve.

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  The broad range of additional St. Jude Medical products that could be sold through the channels developed by the Company.

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  The Company's existing sales pipeline and the potential benefits in, as well as the risks associated with, completing the Company's current clinical trials on a timely basis.

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  The Company Board's belief that St. Jude Medical's greater financial and other resources and capabilities will allow the Company's technology and products to move from research and development to market more quickly than if the Company remained an independent company.

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  The combined company's anticipated experience, resources and breadth of product offerings may allow the combined company to respond more quickly and effectively to technological changes, increased competition and market demands.

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  The fact that the terms of the Merger Agreement were the product of arms-length negotiations between the Company and its advisors, on the one hand, and St. Jude Medical and its advisors, on the other hand.

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  The fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $32,475,000 termination fee (approximately 3% of the equity value for the transaction), terminate the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, which the Company Board believed was important in ensuring that the Merger would be substantively fair to the Company's stockholders and providing the Company Board with adequate flexibility to respond to solicitations from other parties.

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  The fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to accept an acquisition proposal from any third party that submits an unsolicited superior acquisition proposal within 15 days following the first public announcement of the transaction upon payment of a lower termination fee of $21,650,000 (approximately 2% of the equity value for the transaction), which in light of the exclusive negotiations with St. Jude Medical, the Company Board believed was important to give the Company Board flexibility to respond to solicitations from other parties received in the 15 day period following announcement of the transaction.

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  The Company Board's belief that the two different termination fees payable by the Company upon the Company's termination of the Merger Agreement to accept a superior proposal (i) are each reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger, (ii) are each within the range of termination fees in other transactions of this size and nature, and (iii) would not preclude another party from making a competing proposal.

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  The fact that in order to facilitate the consummation of the Merger more quickly as a short-form merger under Delaware law, Purchaser may exercise a top-up option to purchase from the Company, under certain circumstances, at a price per share equal to the Cash Consideration, additional Shares of the Company's Common Stock which, when added to the Shares owned by Purchaser would bring its level of ownership up to 90% of all the outstanding Shares of the Company's Common Stock immediately after the issuance of the top-up option Shares.

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  The absence of any financing contingency and St. Jude Medical's ability pay the consideration and complete the transaction in a timely manner.

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  The Company Board's belief that the Offer will be completed and the Merger will be consummated, based on, among other things, the limited number of conditions to the Offer and the Merger.

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  The Company Board's belief that a transaction with St. Jude Medical does not present any significant antitrust or similar regulatory issues in the U.S. or elsewhere.

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  The fact that the closing is expected to occur in 2010, which the Company Board believes eliminates for the stockholders the tax rate and policy uncertainties that currently exist for 2011 and beyond.

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  The availability of statutory appraisal rights to the Company's stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery, and the Merger Agreement's provision that the top-up option and related Shares would not be taken into consideration for purposes of such appraisal.

        The Company Board also considered a variety of risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement and the other transactions contemplated thereby. These factors included the following:

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  The fact that the Company did not solicit any other potential purchasers.

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  The possibility that the expected benefits of the combined company may not be realized by St. Jude Medical.

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  The fact that the Company's stockholders receiving only cash will cease to participate in the Company's future earnings growth or benefit from any future increase in its value following the Offer and Merger and the possibility that the price of the Company's Shares might have increased in the future to a price greater than $20.80 per share.

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  The fact that the St. Jude Medical stock component of the consideration will continue to subject the Company's stockholders who receive the Stock Consideration to the risks inherent in the medical device industry and the public stock markets, including those set forth in the section of the Prospectus/Offer to Exchange entitled "Risk Factors."

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  The fact that, while the Company expects the Offer and Merger will be consummated, there can be no assurances that the conditions in the Merger Agreement to the obligations of St. Jude Medical to accept for payment and pay for Shares tendered pursuant to the Offer will be satisfied or that all conditions to the parties' obligations to complete the Merger Agreement will be satisfied and, as a result, the Offer and Merger may not be consummated.

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  The potential adverse effect on the Company's business, stock price and ability to attract and retain key management personnel and employees if the Offer and Merger are announced but not consummated.

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  The fact that gains from the transaction, up to the amount of Cash Consideration received, will generally be taxable to the Company's stockholders for U.S. federal income tax purposes.

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  The fact that the Merger Agreement contains restrictions on the conduct of the Company's business prior to the completion of the Merger, including generally requiring the Company to conduct its business only in the ordinary course, subject to specified limitations, and that the Company will not undertake various actions related to the conduct of its business without the prior written consent of St. Jude Medical, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger.

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  The fact that the Merger Agreement contains a number of provisions that may discourage a third party from making a superior proposal to acquire the Company, but which were conditions to St. Jude Medical's willingness to enter into the Merger Agreement and were believed by the Company Board to be reasonable in light of the circumstances and the benefits of the Offer and Merger to the Company's stockholders, including restrictions on the Company's ability to solicit third party acquisition proposals and the requirement that the Company pay termination fees of either $32,475,000 or $21,650,000 if the Merger Agreement is terminated under specified circumstances, including if the Company accepts a superior proposal.

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  The time, effort and substantial costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of the Company's business, including the risk of diverting management's attention from other strategic priorities to implement transaction integration efforts, and the risk that the operations of the Company would be disrupted by employee concerns or departures, or changes to or termination of the Company's relationships with its customers, suppliers and distributors following the public announcement of the Offer and Merger.

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  Potential conflicts of interest between the Company, on the one hand, and certain of its executive officers, on the other hand, as a result of the transactions contemplated by the Merger Agreement.

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  The fact that if the Offer is completed, the remaining Company stockholders who are unaffiliated with St. Jude Medical will not have a meaningful opportunity to vote, as following completion of the Offer, St. Jude Medical will control at least a majority of the Company's outstanding Shares, meaning that St. Jude Medical will control the votes required to approve the Merger and will be able to consummate the Merger without a stockholder vote if Purchaser, with or without the top-up option, owns more than 90% of the outstanding Shares.

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  The provisions of the Merger Agreement that provide, subject to certain conditions, St. Jude Medical with the ability to obtain representation on the board proportional to St. Jude Medical's beneficial ownership of Shares upon completion of the Offer.

        The Company Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to the Company's stockholders outweigh the negative considerations. The Company Board determined that the Offer and the Merger represent the best reasonably available alternative to enhance stockholder value with limited risk of non-completion. The Company Board did not consider any other firm offers made for the Company during the last two years as there were no such offers of which the Company Board was aware.

        The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In light of the variety of factors and amount of information that the Company Board considered, the members of the Company Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. Individual members of the Company Board may have given different weight to different factors in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company's financial and legal advisors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain directors and officers of the Company as described in Item 3 of this Statement.

Intent to Tender

        After reasonable inquiry and to the best knowledge of the Company, the directors and Executive Officers of the Company who own Shares intend to tender in the Offer all such Shares that each person owns of record or beneficially. See Item 3 for a discussion of the treatment of common stock held by such persons at the time of the Merger and the treatment of outstanding stock options and unvested restricted stock units held by such persons, and such persons participation in the ESPP, in connection with the Merger.

Opinion of Piper Jaffray & Co.

        Pursuant to an engagement letter dated September 27, 2010, the Company retained Piper Jaffray & Co. to deliver its opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received in the Offer and the Merger. At a meeting of the Company Board on October 15, 2010, Piper Jaffray issued its oral opinion to the Company Board, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, that the Consideration (as defined below) to be paid in connection with the Offer and the Merger is fair, from a financial point of view, to the holders of Shares (other than Parent and its affiliates, if any) as of the date of the opinion.

        The full text of the written opinion of Piper Jaffray, dated October 15, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex A and is incorporated by reference herein. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the purchase price to the holders of Shares, other than St. Jude Medical and its affiliates, if any. Piper Jaffray's opinion was directed solely to the Company Board in connection with its consideration of the Offer and Merger and was not intended to be, and does not constitute, a recommendation to any holders of Shares as to how such holders should act or tender their Shares in the Offer or how any such holder of Shares should vote at the stockholders' meeting, if any, held in connection with the Merger or any other matter.

        In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray, among other things:

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  reviewed and analyzed the financial terms of the Merger Agreement dated October 15, 2010;

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  reviewed and analyzed certain financial and other data with respect to the Company and Parent which was publicly available;

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  reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and Parent that were publicly available, as well as those that were furnished to Piper Jaffray by the Company and Parent, respectively;

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  conducted discussions with members of senior management and representatives of the Company and Parent concerning the two immediately preceding matters described above, as well as their respective businesses and prospects before and after giving effect to the Offer and the Merger;

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  reviewed the current and historical reported prices and trading activity of the Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

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  reviewed historical closing prices, trading volumes, ratios, valuation multiples and other financial data for Parent common stock and compared them to certain publicly traded companies which Piper Jaffray believed were similar to Parent's size and business profile;

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  compared the financial performance of the Company and Parent with that of certain other publicly traded companies that Piper Jaffray deemed relevant; and

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  reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

        In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

        The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Company Board at a meeting held on October 15, 2010. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Company Board on October 15, 2010.

        This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Company Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 13, 2010, and is not necessarily indicative of current market conditions.

  Transaction Overview

        In performing its analysis, Piper Jaffray noted that the Company's stockholders could elect, pursuant to the Offer, subject to certain procedures and limitations described in this schedule under the heading "The Offer", to receive consideration, subject to proration, at a price per share equal to: (i) $20.80 payable in cash (the "Cash Consideration") or (ii) such number of shares of Parent common stock equal to the quotient obtained by dividing (A) $20.80 by (B) the Average Trading Price (the "Stock Consideration," together with the Cash Consideration, the "Consideration"). In the Merger, Shares not tendered and accepted in the Offer (other than Shares owned directly or indirectly by the Company, Parent or Purchaser, or any of their respective subsidiaries, or Shares as to which appraisal rights have been perfected in accordance with applicable law), will be converted into the right to receive the Cash Consideration or the Stock Consideration. Each stockholder will receive such Cash Consideration for 50% of its Shares and such Stock Consideration for the remaining 50% of the stockholder's Shares, subject to possible adjustment as provided in the Merger Agreement. Therefore, as of the date of Piper Jaffray's fairness opinion, the implied value of the Consideration to be received, whether in shares of Parent's common stock or in cash, for each Share was $20.80.

        For purposes of its analyses, Piper Jaffray calculated (i) the Company's equity value implied by the Offer and Merger to be approximately $1.1 billion, based on approximately 52.0 million shares of common stock and common stock equivalents outstanding, consisting of options restricted stock units, and shares expected to be issued in the Employee Stock Purchase Plan as of September 30, 2010, calculated using the treasury stock method and the Consideration, and (ii) the Company's enterprise value ("EV") (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, less cash) to be approximately $1.3 billion.

  Analysis of the Company

Historical Trading Analysis.

        Piper Jaffray reviewed the historical closing prices and trading volumes for the Shares since the Company's initial public offering in October of 2009, in order to provide background information on the prices at which the Shares have historically traded. The following table summarizes some of these historical closing prices relative to the implied value of the Consideration for the Shares.

Price per Share
Consideration implied value	$20.80
Closing price on October 13, 2010	$14.94
30 trading day average prior to October 13, 2010	$14.36
60 trading day average prior to October 13, 2010	$14.27
90 trading day average prior to October 13, 2010	$13.77
All-time high:	$18.95
All-time low:	$11.61

Selected Public Companies Analysis.

        Piper Jaffray reviewed selected historical financial data of the Company and estimated financial data of the Company that were prepared by the Company's management as its internal forecasts for calendar years 2010 and 2011 and compared them to corresponding financial data, where applicable, for (i) public companies in the medical device industry with a primary focus on vascular products, as is the case for the Company, and (ii) public companies in the medical device industry which Piper Jaffray believed were comparable to the Company's financial profile. Piper Jaffray selected both vascular public companies and financial profile public companies in order to provide a comparison of companies with a similar industry focus as well as companies with similar financial characteristics. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following general criteria:

  •
  for public medical device companies with a primary focus on vascular products:

  •
  companies with last twelve months ("LTM") revenue of greater than $50 million and less than $2 billion, regardless of whether such companies reflected the other financial profile criteria listed below.

  •
  for public medical device companies which Piper Jaffray believed were comparable to the Company's financial profile:

  •
  companies with EVs greater than $150 million and less than $10 billion;

  •
  companies with LTM EBITDA that is positive;

  •
  companies with LTM gross margins greater than 70%; and

  •
  companies with revenue growth greater than 10% for projected 2010 and 2011.

        For the vascular comparable companies, Piper Jaffray used LTM revenue as the financial criterion to identify comparable companies in recognition of the fact that the relatively limited universe of public vascular companies may or may not have similar revenue growth and profitability margins to those of the Company. The criteria used to identify the financial profile companies were selected to yield a group of public medical device companies with financial profiles generally comparable to that of the Company across multiple financial metrics.

        Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Selected Vascular Public Companies	Selected Financial Profile Public Companies
Abiomed, Inc.	Cyberonics
AngioDynamics, Inc.	Edwards Lifesciences Corporation
Edwards Lifesciences Corporation	Masimo Corporation(1)
Kensey Nash Corporation	NuVasive, Inc.
Merit Medical Systems, Inc.
Spectranetics Corporation
Stereotaxis, Inc.
Thoratec Corporation
Vascular Solutions, Inc.
Volcano Corporation

(1)
Masimo revenue growth reflects product revenue growth only.

        For the selected public companies analysis, Piper Jaffray compared LTM, and projected 2010 and 2011 valuation multiples for the Company derived Consideration and the Company's corresponding revenue and EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization and stock-based compensation), on the one hand, to valuation multiples for the selected public companies derived from their closing prices per share on October 13, 2010 and corresponding revenue and EBITDA, on the other hand.

Selected Vascular Public Companies.

	Selected Vascular Public Companies
	AGA(1)		High		Mean		Median		Low
Fairness Metrics:
EV to LTM revenue(2)	6.2	x	5.6	x	3.3	x	3.7	x	1.2	x
EV to projected 2010 revenue(3)	6.1	x	5.3	x	3.2	x	3.6	x	1.2	x
EV to projected 2011 revenue(3)	5.1	x	4.7	x	2.8	x	3.1	x	1.1	x
EV to LTM EBITDA(2)(4)	24.7	x	22.4	x	12.3	x	11.7	x	6.6	x
EV to projected 2010 EBITDA(3)(4)(5)	24.0	x	22.1	x	12.8	x	11.9	x	8.0	x
EV to projected 2011 EBITDA(3)(4)(5)	18.1	x	29.5	x	13.1	x	9.8	x	7.2	x
Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298		$7,694		$1,270		$317		$151
LTM revenues ($ millions)	$210		$1,378		$298		$167		$53
LTM gross margin	86%		74%		65%		68%		42%
LTM EBITDA margin (6)	25%		51%		22%		17%		5%
2010 projected revenue growth	8%		27%		11%		10%		(10)%
2011 projected revenue growth	18%		24%		14%		14%		5%

The information presented in the table above under the heading "Select Additional Financial Metrics" was prepared for a purpose other than reaching Piper Jaffray's fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)
Projected calendar year 2010 and 2011 revenue and EBITDA for the Company were based on the estimates of the Company's management. Projected calendar year 2010 and 2011 revenue and EBITDA for the selected vascular public companies were based on Wall Street consensus estimates or Wall Street research.

(4)
Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or if they were greater than 35.0x. Accordingly, the results of three selected vascular public companies were omitted from EV to LTM and projected 2010 EBITDA and two selected vascular public companies were omitted from EV to projected 2011 EBITDA.

(5)
Piper Jaffray determined that a ratio was not applicable where there was insufficient information available to Piper Jaffray to calculate the EBITDA ratio. Accordingly, the results of one selected vascular public company was omitted from EV to projected 2010 and 2011 EBITDA.

(6)
Piper Jaffray determined that EBITDA margins were not meaningful, and therefore omitted them, if they were negative. Accordingly, the results of two selected vascular public companies were omitted from LTM EBITDA margin.

        The selected vascular public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration were within or above the range of valuation multiples of the selected vascular public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue and (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA.

Selected Financial Profile Public Companies.

	Selected Financial Profile Public Companies
	AGA(1)		High		Mean		Median		Low
Fairness Metrics:
EV to LTM revenue(2)	6.2	x	5.6	x	4.3	x	4.2	x	3.3	x
EV to projected 2010 revenue(3)	6.1	x	5.3	x	4.0	x	4.0	x	2.9	x
EV to projected 2011 revenue(3)	5.1	x	4.7	x	3.6	x	3.6	x	2.3	x
EV to LTM EBITDA(2)	24.7	x	22.4	x	18.0	x	18.0	x	13.7	x
EV to projected 2010 EBITDA(3)	24.0	x	22.1	x	16.9	x	15.5	x	14.6	x
EV to projected 2011 EBITDA(3)	18.1	x	19.4	x	14.2	x	13.4	x	10.5	x
Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298		$7,694		$2,875		$1,547		$712
LTM revenues ($ millions)	$210		$1,378		$590		$405		$174
LTM gross margin	86%		88%		78%		77%		71%
LTM EBITDA margin	25%		30%		24%		25%		19%
2010 projected revenue growth	8%		34%		20%		18%		10%
2011 projected revenue growth	18%		25%		17%		16%		12%

The information presented in the table above under the heading "Select Additional Financial Metrics" was prepared for a purpose other than reaching Piper Jaffray's fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)
Projected calendar year 2010 and 2011 revenue, EBITDA for the Company were based on the estimates of the Company's management. Projected calendar year 2010 and 2011 revenue, EBITDA for the selected financial profile public companies were based on Wall Street consensus estimates or Wall Street research.

        The selected financial profile public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration were within or above the range of valuation multiples of the selected financial profile public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue and (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA.

        No company utilized in the selected public companies analysis is identical to the Company. Piper Jaffray did not weigh the results of the vascular public companies or the financial profile public companies more than the other, due to the fact that the companies in each group may have different business, size or growth and profitability characteristics than the Company. In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

        Piper Jaffray reviewed (i) merger and acquisition transactions involving target companies in the medical device industry with a primary focus on vascular products that it deemed comparable to the Company and (ii) merger and acquisition transactions involving target companies in the medical device industry and which Piper Jaffray believed were comparable to the Company's financial profile. The vascular transactions may or may not meet some of the criteria used for the financial profile transactions. Piper Jaffray selected both vascular merger and acquisition transactions and financial profile merger and acquisition transactions in order to provide a comparison of targets with a similar industry focus as well as companies with similar growth and margins. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following criteria:

  •
  for transactions involving target companies in the medical device industry with a primary focus on vascular products:

  •
  transactions that were announced since January 1, 2005; and

  •
  targets with transaction EV greater than $150 million and less than $5 billion.

        Based on these criteria, the following transactions had target companies that were medical device companies with a primary focus on vascular products that were deemed comparable to the Company:

Target	Acquiror
Micrus Endovascular Corporation	Johnson & Johnson
ev3 Inc.	Covidien plc
ATS Medical, Inc.	Medtronic, Inc.
Invatec S.p.A.	Medtronic, Inc.
VNUS Medical Technologies, Inc.	Covidien plc
CoreValve, Inc.	Medtronic, Inc.
Radi Medical AB	St. Jude Medical, Inc.
CryoCath Technologies Inc.	Medtronic, Inc.
Datascope Corp.	Getinge AB
Possis Medical, Inc.	MEDRAD, Inc. (Bayer AG)
Arrow International, Inc.	Teleflex Incorporated
FoxHollow Technologies, Inc.	ev3 Inc.
Conor Medsystems	Johnson & Johnson
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories
Quinton Cardiology Systems, Inc.	Cardiac Science Corporation
  •
  for transactions involving target companies in the medical device industry which Piper Jaffray believed were comparable to the Company's financial profile:

  •
  transactions that were announced since January 1, 2005;

  •
  targets with LTM revenue greater than $100 million;

  •
  targets with projected forward twelve months (FTM) revenue growth between 10% and 30%;

  •
  targets with transaction EV greater than $150 million; and

  •
  targets with LTM EBITDA that was positive.

        Based on these criteria, the following transactions had target companies that were medical device companies that were deemed comparable to the Company's financial profile:

Target	Acquiror
ev3 Inc.	Covidien plc
Home Diagnostics, Inc.	Nipro Corporation
VNUS Medical Technologies, Inc.	Covidien plc
LifeCell Corporation	Kinetic Concepts, Inc.
Respironics, Inc.	Koninklijke Philips Electronics N.V.
Arrow International, Inc.	Teleflex Incorporated
Ventana Medical Systems, Inc.	Roche Holdings AG
Digene Corporation	Qiagen NV
Cytyc Corporation	Hologic, Inc.
IntraLase Corp.	Advanced Medical Optics, Inc.
GN Store Nord A/S	Phonak Holding
Intermagnetics General Corporation	Koninklijke Philips Electronics N.V.
Lifeline Systems, Inc.	Koninklijke Philips Electronics N.V.
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories
Inamed Corporation	Allergan, Inc.
Advanced Neuromodulation Systems	St. Jude Medical, Inc.
Knowles Electronics Holdings, Inc.	Dover Corporation

        Piper Jaffray calculated the ratio of EV to historical revenue for the LTM preceding each transaction and the ratio of EV to projected revenue for the FTM following each transaction. Piper Jaffray also calculated the ratio of EV to historical EBITDA for the LTM preceding each transaction and the ratio of EV to projected EBITDA for the FTM following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the implied value of the Consideration.

Selected Vascular M&A Transactions.

        The analysis indicated the following multiples:

	Selected Vascular M&A Transactions
	AGA(1)		High		Mean		Median		Low
Fairness Metrics:
EV to LTM revenue(2)(4)	6.2	x	5.4	x	3.8	x	4.1	x	1.9	x
EV to FTM revenue(3)(4)(5)	5.4	x	8.4	x	4.0	x	3.6	x	1.8	x
EV to LTM EBITDA(2)(6)(7)	24.7	x	25.5	x	19.4	x	19.4	x	10.5	x
EV to FTM EBITDA(3)(6)(7)	19.4	x	23.8	x	16.3	x	15.4	x	10.0	x
Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298		$4,100		$978		$500		$174
FTM revenue growth(5)(8)	15%		81%		21%		14%		8%

The information presented in the table above under the heading "Select Additional Financial Metrics" was prepared for a purpose other than reaching Piper Jaffray's fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)
Projected revenue and EBITDA for the Company with respect to the FTM were for the twelve months beginning October 1, 2010 and were based on estimates of the Company's management. Revenues and EBITDA for the selected transactions for the forward twelve months period were based on Wall Street consensus estimates, Wall Street research, or public filings.

(4)
Piper Jaffray determined that EV/revenue ratios were not meaningful, and therefore omitted them, if they were greater than 10.0x. Accordingly, the results of three selected transactions were omitted for the LTM and the results of one selected transaction was omitted for the FTM.

(5)
Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/revenue ratio or the FTM revenue growth. Accordingly, the results of one selected transaction were omitted for the FTM.

(6)
Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 35.0x. Accordingly, the results of five selected transactions were omitted for the LTM and the results of four selected transactions were omitted for the FTM.

(7)
Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/EBITDA ratio. Accordingly, the results of three selected transactions were omitted for the LTM and FTM.

(8)
Piper Jaffray determined that FTM revenue growth rates were not meaningful, and therefore omitted them, if they were in excess of 200%. Accordingly, the results of one selected transaction were omitted for the FTM revenue growth.

        The selected vascular transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration were within or above the range of valuation multiples of the selected vascular transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

Selected Financial Profile M&A Transactions.

        The analysis indicated the following multiples:

	Selected Financial Profile M&A Transactions
	AGA(1)		High		Mean		Median		Low
Fairness Metrics:
EV to LTM revenue(2)(4)	6.2	x	9.4	x	5.4	x	4.7	x	1.5	x
EV to FTM revenue(3)	5.4	x	9.3	x	4.8	x	4.3	x	1.3	x
EV to LTM EBITDA(2)(5)	24.7	x	33.6	x	22.3	x	21.5	x	13.0	x
EV to FTM EBITDA(3)(6)	19.4	x	31.4	x	17.8	x	17.3	x	8.7	x
Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298		$5,981		$2,150		$1,776		$190
FTM revenue growth	15%		28%		18%		19%		10%

The information presented in the table above under the heading "Select Additional Financial Metrics" was prepared for a purpose other than reaching Piper Jaffray's fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)
Based on the Consideration.

(2)
Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)
Projected revenue and EBITDA for the Company with respect to the FTM were for the twelve months beginning October 1, 2010 and were based on estimates of the Company's management. Revenues and EBITDA for the selected transactions for the FTM were based on Wall Street consensus estimates, Wall Street research or public filings.

(4)
Piper Jaffray determined that EV/revenue ratios were not meaningful, and therefore omitted them, if they were negative or greater than 10.0x. Accordingly, the results of one selected transaction was omitted for the LTM.

(5)
Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 35.0x. Accordingly, the results of three selected transactions were omitted for the LTM.

(6)
Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EBITDA ratio. Accordingly, the results of three selected transactions were omitted for the FTM.

        The selected financial profile M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration to be received in the Offer and the Merger were within the range of valuation multiples of the selected financial profile M&A transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

        A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analysis is identical to the Company or the Offer and the Merger, respectively. Piper Jaffray did not weigh the results of the vascular transactions or the financial profile transactions more than the other, due to the fact that the target companies in each group may have different business, size or growth and profitability characteristics than the Company.

Premiums Paid Analysis

        Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from the Securities Data Corporation database if Piper Jaffray determined the target was a public medical device company based upon SIC codes and professional judgment, and applied, among others, the following criteria:

  •
  merger and acquisition transactions between a public company target and an acquirer seeking to purchase more than 85% of shares;

  •
  transactions announced since January 1, 2005;

  •
  for transactions involving multiple bids, the premiums were calculated using the final bid as compared to the target's 1-day, 1-week and 4-week stock price at the time of the initial offer;

  •
  EV greater than $100 million;

  •
  1-day, 1-week, and 4-week premiums; and

  •
  no negative premiums.

        Piper Jaffray performed its analysis on 51 transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company's stockholders based on the Consideration.

	Selected Premiums Paid
	AGA(1)		High	Mean	Median	Low
Premium 1 day prior	44%	(2)	149%	37%	30%	5%
Premium 1 week prior	44%	(3)	219%	40%	29%	5%
Premium 4 weeks prior	41%	(4)	301%	47%	33%	11%

(1)
Based on the Consideration.

(2)
Based on closing price per Company share of $14.48 on October 12, 2010.

(3)
Based on closing price per Company share of $14.47 on October 6, 2010.

(4)
Based on closing price per Company share of $14.78 on September 15, 2010.

        This premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the shares implied the Consideration were within the range of premiums paid in the selected M&A transactions.

Discounted Cash Flow Analysis

        Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected free cash flows from October 1, 2010 to December 31, 2015, discounted back to September 30, 2010, based on management projections, and (ii) a terminal value at calendar year end 2015 based upon revenue exit multiples, discounted back to September 30, 2010. The discounted cash flows were calculated using a single set of projections, updated for preliminary third quarter 2010 results, as provided by the Company's management. The free cash flows for each year were calculated from the management projections as: EBIT less taxes (33% through 2015), plus depreciation and amortization, plus stock-based compensation, less capital expenditures, less the change in net working capital (excluding litigation settlement payments in 2012 through 2014 due to treatment of aggregate remaining litigation settlement as debt). The resulting free cash flows, calculated from Company management's projections, for the fourth quarter of 2010 and calendar years 2011, 2012, 2013, 2014 and 2015 were $13 million, $45 million, $54 million, $82 million, $122 million and $184 million, respectively. Piper Jaffray calculated the range of net present values for each period from September 30, 2010 through 2015 based on discount rates ranging from 15.3% (which represented a weighted average discount rate of 11% for the base business and 25% for the pipeline business applied to each period) to 18.9% (which represented a weighted average discount rate of 12% for the base business and 35% for the pipeline business applied to each period). The base business consists of current products and existing geographical markets for those products. The pipeline business consists of new products expected to be commercially available in the future as well as new geographical markets for some existing products. Within the pipeline business, Piper Jaffray did not distinguish between the risks of pipeline products represented by new geographical markets for existing products versus pipeline products represented by new products expected to be commercially available in the future because the projections provided to it by Company management did not distinguish between these two categories. The weighted average discount rates were based upon each period's pro rata revenue contributions of the base business and pipeline business for the three months ending December 31, 2010 and each calendar year from 2011 to 2015. The discount rate range of 11% to 12% for the base business was determined using a weighted average cost of capital analysis for the Company. Piper Jaffray calculated the cost of equity used in the weighted average cost of capital analysis by summing a risk-free rate, a beta-adjusted equity risk premium, and a size premium based on the implied equity value of the Company. The discount rate range of 25% to 35% used for the pipeline business was based on Piper Jaffray's judgment when taking into account the significant risk associated with the Company achieving FDA approval and the significant projected revenues of the pipeline products. Piper Jaffray calculated terminal values using terminal revenue multiples ranging from 3.5x to 4.0x applied to projected calendar year 2015 revenue, and discounted back to September 30, 2010 using discount rates ranging from 16.9% (which represented a weighted average discount rate of 11% for the base business and 25% for the pipeline business) to 21.7% (which represented a weighted average discount rate of 12% for the base business and 35% for the pipeline business). The terminal revenue multiple range of 3.5x to 4.0x was based on the mean and median revenue multiples derived from the Selected Public Companies Analysis. The weighted average discount rates were based upon pro rata revenue contributions of the base business and pipeline business in 2015. This analysis resulted in implied per share values of the Company's common stock ranging from a low of $18.22 per share to a high of $25.63 per share. Piper Jaffray observed that the Consideration was within the range of values derived from this analysis.

Miscellaneous

        The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray's view of the actual value of the Shares and Parent's common stock.

        None of the selected companies or transactions used in the analyses above is directly comparable to the Company or Parent or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

        Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Company Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company's management and Parent's management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

        Piper Jaffray's opinion was one of many factors taken into consideration by the Company Board in making the determination to approve the Merger Agreement and recommend that the stockholders tender their Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified in its entirety by reference to the written opinion of Piper Jaffray attached as Annex A hereto.

        Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of the Company and Parent that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray's opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and Parent as to the expected future results of operations and financial condition of the Company and Parent, respectively, to which such financial forecasts, estimates and other forward-looking information relate. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with the Company's consent, on advice of the outside counsel and the independent accountants to the Company and Parent, and on the assumptions of the management of the Company and Parent, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Parent and the Merger Agreement.

        Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein were true and correct in all material respects to its analysis, (ii) each party to such agreements would fully and timely perform in all respects material to its analysis all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents (including any consents required under applicable state corporate laws) required for the Offer and the Merger would be obtained in a manner that would not adversely affect the Company, Parent or the contemplated benefits of the Offer and the Merger.

        In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations nor did Piper Jaffray evaluate the solvency of the Company or Parent under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses and Piper Jaffray expressed no opinion regarding the liquidation value of the Company, Parent or any other entity. Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Parent or any of their affiliates was a party or may be subject, and made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither the Company nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

        Piper Jaffray's opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray expresses no opinion as to the price at which the Shares or the shares of Parent's common stock may trade following announcement of the Merger or at any future time, although it assumed that the price of Parent's common stock after the determination of the Average Trading Price (as defined in the Merger Agreement) would not impact the Consideration. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

        Piper Jaffray's opinion addressed solely the fairness, from a financial point of view, to holders of the Shares of the Consideration, as set forth in the Merger Agreement, to be paid by Parent and did not address any other terms or agreement relating to the Offer, Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Offer or effect the Merger, the merits of the Offer or the Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent's ability to fund the consideration, any other terms contemplated by the Merger Agreement or the fairness of the Offer or the Merger to any other class of securities, creditor or other constituency of the Company. Piper Jaffray expressed no opinion with respect to the allocation of the Consideration among the holders of the Shares. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee if any party to the Merger, or any class of such persons, relative to the Consideration to be received by the holders of the Shares or with respect to the fairness of any such compensation, including whether any such payments were reasonably in the context of the Merger.

  Information About Piper Jaffray

        As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Company Board selected Piper Jaffray to be its financial advisor and render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of such experience and its familiarity with the Company.

        Piper Jaffray acted as a financial advisor to the Company in connection with the Offer and the Merger and will receive an estimated fee of approximately $10.7 million from the Company, which is contingent upon the consummation of the Offer and the Merger. Piper Jaffray also received a fee of $1.0 million for providing its fairness opinion. The opinion fee was not contingent upon the consummation of the Offer and the Merger or the conclusions reached in Piper Jaffray's opinion. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. Piper Jaffray previously provided advisory services to one of the founders of the Company (who is no longer with the Company) for which it received compensation directly from such founder. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company and Parent for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company or Parent or entities that are affiliated with the Company or Parent, for which Piper Jaffray would expect to receive compensation.

        Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray's research Department and Personnel. As a result, Piper Jaffray's research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Merger and other participants in the Merger (including Parent) that differ from the opinions of Piper Jaffray's investment banking personnel.

Projected Financial Information

        The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, as described under the heading "Opinion of Piper Jaffray & Co." in this Item 4 of this Statement, the Company provided to Piper Jaffray for use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, the Company's management's internal non-public six-year financial forecasts regarding the Company's anticipated future operations (the "Projections"). The Company provided Piper Jaffray with a preliminary version of the Projections that was refined prior to the issuance of Piper Jaffray's fairness opinion, including to update the 2010 projections with actual financial results for the quarter ended September 30, 2010, but there was only one set of Projections prepared by the Company and relied upon by Piper Jaffray. The Company's management also provided the Projections to the Company Board and to St. Jude Medical in connection with its due diligence review. Parent has informed the Company that it did not rely on these projections in any material respect in its analysis of the transaction.

        The Projections were prepared by, and are the responsibility of, the Company's management. The Projections were not prepared with a view toward public disclosure, and, accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Ernst & Young LLP, the Company's independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The Company has included below a summary of the Projections to give its stockholders access to certain non-public information because such information was considered by Piper Jaffray for purposes of rendering its opinion and was also provided to the Company Board and Parent. The summary of the Projections below is not being included in this Statement to influence a Company stockholder's decision whether to tender Shares in the Offer.

        The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company's management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, failure to implement the Company's business strategy; failure to capitalize on the Company's expected market opportunities; lack of regulatory approval and market acceptance of the Company's new products, product enhancements or new applications for existing products; regulatory developments in key markets for the company's AMPLATZER occlusion devices; failure to complete the Company's clinical trials or failure to achieve the desired results in the clinical trials; inability to successfully commercialize the Company's existing and future research and development programs; failure to protect the company's intellectual property, in particular a failure to prevail on appeal in the Company's Occlutech litigation; decreased demand for the Company's products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties described in the Company's annual report on Form 10-K for the year ended December 31, 2009, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K. In addition, the Projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes "forward-looking statements" and actual results may differ materially and adversely from them. See "Forward-Looking Statements" on page 40.

        Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections. Parent has stated publicly that it expects the Company to grow its revenue in the low double-digits for 2011, not including the benefits of any possible future product approvals or successful clinical trial outcomes.

        In light of the foregoing factors and the uncertainties inherent in the Projections, the Company's stockholders are cautioned not to place undue, if any, reliance on the Projections.

        The following is a summary of the Projections:

Projected Financial Information
(dollar amounts are in millions; all amounts are approximate)

	Year ending December 31,
	2010	2011	2012	2013	2014	2015
Revenue	$214	$252	$303	$392	$530	$716
EBITDA(1)	$54	$72	$100	$147	$227	$334
EBIT(2)	$21	$39	$70	$119	$201	$309
Depreciation and Amortization	$25	$27	$24	$21	$18	$16
Stock Based Compensation	$6	$6	$7	$7	$8	$9
Capital Expenditures	$4	$6	$8	$8	$10	$10
Change in Net Working Capital(3)	$24	$7	$15	$18	$29	$38

(1)
Defined as net income before interest income, interest expense, provision for income tax, depreciation, amortization and expenses associated with stock based compensation. 2010 EBITDA excludes a one-time $31.9 million litigation settlement expense.

(2)
Defined as net income before interest income, interest expense and provision for income tax. 2010 EBIT excludes a one-time $31.9 million litigation settlement expense.

(3)
Defined as changes in assets and liabilities, excluding reserves for legal matters and other long-term liabilities.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        The Company engaged Piper Jaffray & Co. to act as its financial advisor and, upon request by the Company, render to the Company Board an opinion as to fairness, from a financial point of view, to the holders of Shares of the consideration to be paid in a merger or other acquisition transaction.

        The information set forth in Item 4 in the section entitled "Opinion of Piper Jaffray & Co." is incorporated herein by reference.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in Shares have been effected during the 60 days prior to the date of the Initial Statement or the date of this Amendment No. 2 by the Company or any subsidiary of the Company or, to the best of the Company's knowledge after a review of Form 4 filings, by any Executive Officer, director or affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in Items 3 and 4 of this Statement, the Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

        Except as set forth in Items 3 and 4 of this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

Section 14(f) Information Statement

        The information statement prepared by the Company pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which was attached as Annex B to the Initial Statement, was furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the information statement, and is incorporated herein by reference.

Top-Up Option

        Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option to purchase newly-issued Shares in an amount up to the lowest number of Shares that, when added to the aggregate number of Shares owned by Parent and Purchaser, will constitute one Share more than 90% of the total Shares outstanding (determined on a fully diluted basis and assuming the issuance of Shares pursuant to exercise of such option; but excluding from Purchaser's ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) (the "Top-Up Option"). Subject to applicable legal and regulatory requirements, the Top-Up Option is exercisable by Purchaser if, following completion of the Offer, Parent or Purchaser beneficially own at least 75% of the outstanding Shares. The consideration payable by Purchaser upon exercise of the Top-Up Option will have a value equal to the Cash Consideration, payable in cash to the extent of the par value of Shares so purchased, and, as to the balance for the Shares so purchased, payable in cash, Parent Stock (valued at the Average Trading Price), a promissory note, or a combination of the foregoing. The promissory note would bear interest at the prime rate and have a one-year maturity date, may be prepaid without premium or penalty, and shall provide that the unpaid principal and interest will become immediately due and payable if Purchaser fails to make payment for 30 days or Purchaser files or has filed against it and petition under any bankruptcy or insolvency law. If the Top-Up Option is exercised, Parent and Purchaser must undertake to consummate as promptly as practicable the Merger described below to acquire all remaining Shares not acquired in the Offer. The Top-Up Option terminates concurrently with any termination of the Merger Agreement.

General Corporation Law of the State of Delaware

        The Company is incorporated under the laws of the State of Delaware. The Offer and Merger is governed by the following provisions of the DGCL.

  Business Combination Statute

        Section 203 of the DGCL generally prohibits an "interested stockholder" (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's voting stock) from engaging in a "business combination" (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder. In conjunction with the Company's initial public offering in October 2009, the Company elected in its Amended and Restated Certificate of Incorporation not to be governed by Section 203 of the DGCL, as permitted by such law.

  Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and a subsequent Merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the Effective Time of such Merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger. The Company, Parent and Purchaser agreed in the Merger Agreement that in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with the DGCL without regard to the Top-Up Option, any Shares issued upon exercise of the Top-Up Option, any shares of Parent common stock used as payment for the Top-Up Option, or the Promissory Note.

        Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to properly exercise their appraisal rights before any action has to be taken in connection with such rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company's stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

United States and Foreign Antitrust Laws

        Under the HSR Act, the Merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission (the "FTC") and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division"), and certain waiting period requirements have been satisfied. Parent and the Company have filed notification and report forms under the HSR Act with the FTC and with the Antitrust Division. Parent and the Company will also make such foreign antitrust filings as they determine are necessary.

        Notwithstanding the termination of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary in the public interest. In addition, certain private parties as well as state attorneys general could challenge the transaction under antitrust laws in certain circumstances. Foreign antitrust authorities could also take action under their antitrust laws.

Vote Required to Approve the Merger

        The DGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary that would otherwise be entitled to vote on a merger, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser will effect the Merger without prior notice to, or any action by, any other Company stockholder. If Purchaser does not acquire or control at least 90% of the outstanding Shares of Common Stock, the affirmative vote by the Company's stockholders of a majority of the outstanding shares of common stock will be required under the DGCL to effect the Merger. Because Parent will own a majority of the Shares of Company Common Stock outstanding after completion of the Offer and on the record date for the special meeting, approval of the Merger by the Company's stockholders will be assured.

Litigation

        On October 29, 2010, a putative stockholder class action complaint was filed in Hennepin County District Court, Fourth Judicial District, State of Minnesota. The complaint, captioned Michael Rubin v. AGA Medical Holdings, Inc., et al., names as defendants the members of the Company's Board of Directors, as well as the Company, Parent, Purchaser, Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Franck L. Gougeon Revocable Trust. The plaintiff alleges that the Company's directors breached their fiduciary duties to the Company's stockholders. The complaint also alleges that the Company's purported controlling stockholders owed fiduciary duties to the Company's minority stockholders in connection with the transaction and breached such duties. The plaintiff further claims that Parent and its subsidiaries aided and abetted the purported breaches of fiduciary duty. The complaint alleges, inter alia, that in approving the proposed transaction between the Company and Parent, Company Board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the Company Board members acted to put their personal interests ahead of the interests of Company stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys' fees, other fees and costs and other relief. The Company believes the plaintiff's allegations lack merit. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

        On October 28, 2010, a putative stockholder class action complaint was filed in the Delaware Court of Chancery. The complaint, captioned Jennifer Walling v. AGA Medical Holdings, Inc., et al., names as defendants the members of the Company's Board of Directors, as well as the Company, Parent and Purchaser. The plaintiff alleges that the Company's directors breached their fiduciary duties to the Company's stockholders and further alleges that the Company and Parent aided and abetted the purported breaches of fiduciary duty. The complaint alleges, inter alia, that in approving the proposed transaction between the Company and Parent, Company Board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the Company Board members acted to put their personal interests ahead of the interests of Company stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys' fees, other fees and costs and other relief. The Company believes the plaintiff's allegations lack merit. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Recent Developments

        On November 8, 2010, the Company issued a press release announcing its financial results for its third quarter ended on September 30, 2010. A copy of the press release is attached hereto as Annex C and is incorporated herein by reference.

Forward-Looking Statements

        This Statement contains forward-looking statements that are not historical facts. The Company has identified some of these forward-looking statements with words like "believe," "may," "could," "would," "might," "possible," "potential," "will," "should," "expect," "intend," "plan," "anticipate," "estimate," "approximate" "outlook" or "continue" or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Statement include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding expected tax treatment for the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of the Company's stockholders will tender their Shares in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transactions contemplated by the Merger Agreement may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of such transactions; the effects of disruption from the transactions contemplated by the Merger Agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer and Merger may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company's filings with the SEC, including the "Risk Factors" sections of the Company's most recent annual report on Form 10-K and subsequent quarterly report on Form 10-Q, as well as the Risk Factors set forth in the Prospectus/Offer to Exchange filed as part of Parent's Form S-4 and mailed to the Company's stockholders. Copies of the Company's filings with the SEC may be obtained at the "Investors" section of the Company's website at http://www.amplatzer.com under the caption "SEC Filings." The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this Statement are qualified in their entirety by this cautionary statement. The Company notes that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.    Exhibits.

        The following Exhibits are filed herewith:

Exhibit	Description
(a)(1)(A)(1)	Prospectus/Offer to Exchange, dated October 20, 2010, incorporated by reference to the Form S-4
(a)(1)(B)(1)	Form of Letter of Election and Transmittal, incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO
(a)(1)(C)(1)	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO
(a)(1)(D)(1)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO
(a)(1)(E)(1)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO
(a)(5)(A)(1)	Opinion of Piper Jaffray & Co. to the Board of Directors of AGA Medical Holdings, Inc., dated October 15, 2010, incorporated by reference to Annex A attached to this Schedule 14D-9
(a)(5)(B)(1)
Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 18, 2010, announcing the execution of the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc., incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed on October 18, 2010
(a)(5)(C)(1)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, incorporated by reference to Annex B to this Schedule 14D-9
(a)(5)(D)(1)	Press Release issued by St. Jude Medical, Inc. announcing the commencement of the Offer, incorporated by reference to Parent's Form 8-K filed October 20, 2010
(a)(5)(E)(2)
Complaint filed on October 29, 2010 in Hennepin County District Court, Fourth Judicial District, State of Minnesota (Rubin v. AGA Medical Holdings, Inc., et al.), incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO
(a)(5)(F)(2)	Complaint filed on October 28, 2010 in the Delaware Court of Chancery (Walling v. AGA Medical Holdings, Inc., et al.), incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO
(a)(5)(G)	Press Release issued by AGA Medical Holdings, Inc. dated November 8, 2010, incorporated by reference to Annex C attached to this Schedule 14D-9
(e)(1)(1)
Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc., incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on October 18, 2010
(e)(2)(1)
Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and the Franck L. Gougeon Revocable Trust, incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed on October 18, 2010

Exhibit	Description
(e)(3)(1)	AGA Medical Holdings, Inc. 2006 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Form S-1/A dated August 8, 2008
(e)(4)(1)
Form of Incentive Stock Option Agreement under 2006 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009
(e)(5)(1)
Form of Non-Qualified Stock Option Agreement under 2006 Equity Incentive Plan, incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009
(e)(6)(1)	Form of Stock Option Award Agreement under 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009
(e)(7)(1)
Form of Restricted Stock Option Award Agreement under 2008 Equity Incentive Plan, incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009
(e)(8)(1)	Consulting Agreement of Franck L. Gougeon, dated June 20, 2008, incorporated by reference to Exhibit 10.5 to the Company's Form S-1/A dated August 8, 2008
(e)(9)(1)	Transition Agreement dated as of June 20, 2008, between AGA Medical Corporation and Franck L. Gougeon, incorporated by reference to Exhibit 10.6 to the Company's Form S-1/A dated August 8, 2008
(e)(10)(1)	Amended and Restated Employment Agreement of Franck L. Gougeon, dated April 21, 2008, incorporated by reference to Exhibit 10.7 to the Company's Form S-1/A dated August 8, 2008
(e)(11)(1)	Engagement Letter of Franck L. Gougeon, dated June 20, 2008, incorporated by reference to Exhibit 10.8 to the Company's Form S-1/A dated August 8, 2008
(e)(12)(1)	Engagement Letter of Terry Allison Rappuhn, dated May 25, 2006, incorporated by reference to Exhibit 10.9 to the Company's Form S-1/A dated August 8, 2008
(e)(13)(1)	Engagement Letter of Daniel A. Pelak, dated June 1, 2006, incorporated by reference to Exhibit 10.10 to the Company's Form S-1/A dated August 8, 2008
(e)(14)(1)	Engagement Letter of Darrell J. Tamosuinas, dated May 6, 2006, incorporated by reference to Exhibit 10.11 to the Company's Form S-1/A dated August 8, 2008
(e)(15)(1)
Memorandum of Understanding dated May 7, 2008 between Secretary Tommy Thompson and AGA Medical Corporation, relating to Proposed Terms of Employment dated July 28, 2005, incorporated by reference to Exhibit 10.12 to the Company's Form S-1/A dated August 8, 2008
(e)(16)(1)
Summary of Proposed Terms of Employment between Secretary Tommy Thompson and AGA Medical Corporation, dated July 28, 2005, incorporated by reference to Exhibit 10.13 to the Company's Form S-1/A dated August 8, 2008
(e)(17)(1)	Employment Agreement of John R. Barr, dated September 19, 2005, incorporated by reference to Exhibit 10.14 to the Company's Form S-1/A dated August 8, 2008
(e)(18)(1)	Employment Agreement of Brigid A. Makes, dated October 2, 2006, incorporated by reference to Exhibit 10.15 to the Company's Form S-1/A dated August 8, 2008

Exhibit	Description
(e)(19)(1)	Independent Contractor Agreement of Ronald E. Lund and Ronald E. Lund, LLC, dated June 1, 2007, incorporated by reference to Exhibit 10.16 to the Company's Form S-1/A dated August 8, 2008
(e)(20)(1)	Employment Agreement of Ronald Lund, dated July 1, 2008, incorporated by reference to Exhibit 10.17 to the Company's Form S-1/A dated August 8, 2008
(e)(21)(1)	AGA Medical Holdings, Inc. 2008 Employee Stock Purchase Plan, incorporated by reference to Exhibit 4.11 to the Company's Form S-8 dated October 26, 2009
(e)(22)(1)	Board Agreement of Tommy Thompson dated January 4, 2010, filed herewith
Annex A(1)	Opinion of Piper Jaffray & Co., to the Board of Directors of AGA Medical Holdings, Inc., dated October 15, 2010
Annex B(1)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder
Annex C	Press Release issued by AGA Medical Holdings, Inc. dated November 8, 2010

(1)
Previously filed as an exhibit to the Initial Statement.

(2)
Previously filed as an exhibit to Amendment No. 1 to this Statement filled with the SEC on October 29, 2010.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGA MEDICAL HOLDINGS, INC.
By:	/s/ RONALD E. LUND
	Name:	Ronald E. Lund
	Title:	Senior Vice President, General Counsel and Secretary

Dated: November 8, 2010

 ANNEX C

AGA Medical Reports 2010 Third Quarter Financial Results

        MINNEAPOLIS, November 8, 2010—AGA Medical Holdings, Inc. (AGA Medical) (NASDAQ: AGAM), a leading developer of interventional medical devices for the minimally invasive treatment of structural heart defects and vascular abnormalities, today reported financial results for the third quarter ended September 30, 2010.

Highlights of the Third Quarter of 2010 include:

  •
  The addition of left atrial appendage closure to an existing G-DRG (German Diagnosis Related Group) reimbursement code in the 2011 G-DRG Catalog which will be applicable to the company's Amplatzer® Cardiac Plug; and

  •
  Continued enrollment in its U.S. RESPECT clinical trial, designed to evaluate the link between a patent foramen ovale (PFO) and cryptogenic stroke, with 807 patients enrolled in the study and 1,639 patient follow-up years as of October 31, 2010.

Financial Results for Third Quarter 2010 vs. Third Quarter 2009

        Net sales for the third quarter of 2010 were $50.5 million, a 0.6% increase over $50.2 million for the third quarter of 2009. On a constant currency basis, net sales grew 4.3% year over year. Sales growth from the prior year quarter was negatively impacted by several items including the significant impact of currency, the delay in receiving FDA clearance for our Amplatzer Vascular Plug 4 and the temporary inability to import and sell products into India. This was resolved in early October and the company has since resumed shipments. The company also experienced a continued delay in the issuance of a significant government tender in a Latin American country.

        Gross margins for the third quarter of 2010 were 86.6% (86.9% on a constant currency basis) compared to 86.8% in the prior year period.

        Total operating expenses for the third quarter of 2010 were $39.6 million as compared to $38.6 million in the third quarter of 2009. Total operating expenses for the third quarter of 2010 were lower than in the second quarter of 2010, at $39.6 million versus $40.6 million, respectively.

        Selling, general and administrative expenses totaled $23.5 million in the third quarter of 2010 versus $25.4 million in the prior year period, a decrease of $1.9 million, primarily as a result of lower legal expenses and the effects of the appreciation of the U.S. dollar against foreign currencies, partially offset by an expansion of the company's direct sales force in Europe and North America. Research and development spending totaled $12.0 million in the third quarter of 2010, an increase of $3.6 million from the third quarter of 2009, primarily due to increased spending as a result of strong patient enrollment in the company's clinical trials.

        Operating income for the third quarter of 2010 was $4.1 million versus $5.0 million in the prior year period.

        EBITDA (net income/(loss) before interest income, interest expense, provision/(benefit) for income tax, depreciation and amortization) was $10.1 million in the third quarter 2010 versus $11.8 million in the prior year period. EBITDA margin was 20.1% for the third quarter 2010, compared to 23.4% for the third quarter 2009.

        Net income for the third quarter was $1.5 million versus $2.2 million in the prior year period. Including dividends for Series A and Series B preferred and Class A common stock accrued in the third quarter of 2009, the company reported net income/(loss) applicable to common stockholders of $1.5 million, or $0.03 per fully diluted and basic share, for the quarter ended September 30, 2010, compared to ($2.4) million, or ($0.11) per fully diluted and basic share, for the prior year period. The accrued dividends on these securities and the securities associated with these dividends were converted into common stock in connection with the company's initial public offering in the fourth quarter of 2009.

        Non-GAAP adjusted net income for the quarter ended September 30, 2010 was $4.5 million versus $7.9 million in the prior year period. Non-GAAP adjusted net income per fully diluted share was $0.09 for the quarter ended September 30, 2010 versus $0.19 for the prior year period calculated using fully diluted shares outstanding of approximately 51.2 million and 41.0 million respectively. The significant increase in fully diluted weighted average shares outstanding was primarily due to the company's initial public offering in the fourth quarter of 2009.

        Cash and cash equivalents were $19.3 million as of September 30, 2010, representing a $4.6 million increase from cash and cash equivalents of $14.7 million as of June 30, 2010. This increase is net of a $5.0 million voluntary prepayment made on the company's 10% senior subordinated note, reducing the outstanding principal balance to $10.0 million. In conjunction with the voluntary prepayment, the company recorded a non-cash charge of $0.4 million representing the related portion of the unamortized debt discount.

Proposed Transaction with St. Jude Medical

        On October 15, 2010, St. Jude Medical, Inc. (St. Jude Medical) (NYSE: STJ) and AGA Medical entered into a definitive agreement calling for the acquisition by St. Jude Medical of all of the outstanding shares of AGA Medical for $20.80 per share in a cash and stock transaction valued at approximately $1.3 billion, including the assumption of approximately $225 million in outstanding debt. In connection with the proposed transaction, St. Jude Medical commenced an exchange offer on October 20, 2010, which is expected to be followed by a merger and to close by the end of the year.

        In connection with the exchange offer, St. Jude Medical has filed with the SEC a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO, and AGA Medical has filed a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ST. JUDE MEDICAL, AGA MEDICAL AND THE PROPOSED TRANSACTION. This news release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell shares of common stock of AGA Medical in any jurisdiction where such activities would be unlawful under the relevant laws in that jurisdiction, nor is it a substitute for the Registration Statement, Schedule TO, and Schedule 14D-9.

        Investors and stockholders may obtain free copies of the Registration Statement on Form S-4, the Schedule TO and Schedule 14D-9 as well as other filings containing information about St. Jude Medical and AGA Medical without charge at the SEC's website (www.sec.gov).

        A free copy of the exchange offer materials are also available on St. Jude Medical's website at www.sjm.com and a copy of the Schedule 14D-9 is available on AGA Medical's website at www.amplatzer.com. Copies of the exchange offer materials may also be obtained free of charge from

2

Georgeson, Inc., the information agent for the exchange offer, by calling toll-free at (877) 278-4774 (brokers and bankers call, (212) 440-9800).

Statement regarding Non-GAAP Financial Measures

        The following provides information regarding non-GAAP financial measures used in this earnings release:

        To supplement the company's consolidated statement of operations presented in accordance with accounting principles generally accepted in the United States, or GAAP, the company has disclosed EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, non-GAAP adjusted net income and non-GAAP adjusted earnings per share, which are non-GAAP measures. EBITDA represents net income (loss) before interest income, interest expense, provision (benefit) for income tax, and depreciation and amortization. EBITDA margin represents EBITDA divided by total net sales. Adjusted EBITDA and adjusted EBITDA margin represent EBITDA and EBITDA margin excluding the impact of the one-time litigation settlement expense. The company presents EBITDA and EBITDA margin because it believes these measures are useful indicators of its operating performance and adjusted EBITDA and adjusted EBITDA margin to present this operating performance measure without the impact of the one-time litigation settlement expense. Non-GAAP adjusted net income and adjusted earnings per share reflects certain non-cash and non-recurring items that are itemized in the "Reconciliation of Reported Results to Non-GAAP Financial Measures". While the company believes that these financial measures are useful in evaluating the company's business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as similarly entitled measures reported by other companies. See "Consolidated Statements of Operations" for the quarters ended September 30, 2010 and 2009 included with this release for a reconciliation of EBITDA to net income and for a presentation of net income to non-GAAP adjusted net income and non-GAAP adjusted net income per diluted share.

Use of Constant Currency

        As exchange rates are an important factor in understanding period-to-period comparisons, the company believes the presentation of results on a constant currency basis in addition to reported results helps improve investors' ability to understand the company's operating results and evaluate its performance in comparison to prior periods. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. The company uses results on a constant currency basis as one measure to evaluate its performance. In this release, the company calculates constant currency by calculating current-year results using prior year foreign currency exchange rates. The company generally refers to such amounts calculated on a constant currency basis as excluding or adjusting for the impact of foreign currency. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as presented by the company, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with GAAP.

About AGA Medical

        AGA Medical, based in Plymouth, Minnesota, is a leading innovator and manufacturer of medical devices for the treatment of structural heart defects and vascular abnormalities. AGA Medical's AMPLATZER® occlusion devices offer minimally invasive, transcatheter treatments that have been clinically shown to be safe and highly effective in defect closure. AGA Medical is the only manufacturer with occlusion devices approved to close seven different structural heart defects, with leading market positions for each of its devices. More than 1,650 articles supporting the benefits of AMPLATZER

3

products have been published in medical literature. AGA Medical markets its AMPLATZER products in 112 countries worldwide to interventional cardiologists, electrophysiologists, interventional radiologists and vascular surgeons. More information about the company and its products can be found at http://www.amplatzer.com.

Forward-Looking Statements

        This news release and any attachments may include "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, in particular, earnings guidance, statements regarding enrollment rates in our clinical trials, statements regarding operating performance, and any statements about the company's plans, strategies and prospects. These statements are based on the beliefs of our management as well as assumptions made by, and information currently available to, the company. These statements reflect the company's current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. These factors include, among other things: failure to implement the company's business strategy; failure to capitalize on the company's expected market opportunities; lack of regulatory approval and market acceptance of the company's new products, product enhancements or new applications for existing products; regulatory developments in key markets for the company's AMPLATZER occlusion devices; failure to complete the company's clinical trials or failure to achieve the desired results in our clinical trials; inability to successfully commercialize the company's existing and future research and development programs; failure to protect the company's intellectual property; decreased demand for the company's products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; costs and diversion of management's attention relating to our proposed transaction with St. Jude Medical and unexpected delays or obstacles to completing the proposed transaction within the contemplated timeframe or at all; and other risks and uncertainties, including those detailed in the company's most recent Annual Report on Form 10-K, as may be updated from time to time in the company's periodic reports filed with the Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed herein, could cause the company's results to differ materially from those expressed or suggested in any forward-looking statement. Except as required by law, the company does not undertake any obligation to update or revise these forward-looking statements to reflect new information or events or circumstances that occur after the date of this news release or to reflect the occurrence of unanticipated events or otherwise. Readers are advised to review the company's filings with the Securities and Exchange Commission (which are available from the SEC's EDGAR database at www.sec.gov, at various SEC reference facilities in the United States and via the company's website at www.amplatzer.com).

For more information, visit www.amplatzer.com.

Contact:

Rachel Ellingson
AGA Medical
Vice President, Business Development and Investor Relations
763.531.3018
rellingson@amplatzer.com

4

 AGA Medical Holdings, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Net sales	$50,481	$50,158	$155,507	$144,540
Cost of goods sold	6,776	6,599	21,763	23,603

Gross profit	43,705	43,559	133,744	120,937
Operating expenses:
Selling, general, and administrative	23,527	25,441	73,370	71,897
Research and development	12,028	8,428	33,648	24,905
Litigation settlement	—	—	31,859	—
Amortization of intangible assets	4,954	5,077	14,925	14,972
Change in purchase consideration	(937)	(353)	(1,090)	(1,051)
Loss on disposal of property and equipment	1	2	—	(23)

Total operating expenses	39,573	38,595	152,712	110,700
Operating income (loss)	4,132	4,964	(18,968)	10,237
Investment loss	—	—	—	(2,352)
Interest income	17	20	77	80
Interest expense	(2,768)	(3,994)	(7,219)	(12,143)
Other income (expense), net	(450)	320	(713)	1,595

Income (loss) before income taxes	931	1,310	(26,823)	(2,583)
Income tax benefit	(571)	(879)	(10,739)	(573)

Net income (loss)	1,502	2,189	(16,084)	(2,010)
Less Series A and B preferred stock and Class A common stock dividends	—	(4,569)	—	(13,040)

Net Income (loss) applicable to common stockholders	$1,502	$(2,380)	$(16,084)	$(15,050)

Net income (loss) per common share—basic	$0.03	$(0.11)	$(0.32)	$(0.70)

Net income (loss) per common share—diluted	$0.03	$(0.11)	$(0.32)	$(0.70)

Weighted average common shares—basic	50,244	21,483	50,168	21,483

Weighted average common shares—diluted	51,189	21,483	50,168	21,483

Operating Statistics:
EBITDA	$10,126	$11,747	$(401)	$28,165
EBITDA Margin	20.1%	23.4%	-0.3%	19.5%
Adjusted EBITDA	$10,126	$11,747	$31,458	$28,165
Adjusted EBITDA Margin	20.1%	23.4%	20.2%	19.5%

5

        The following is a reconciliation of EBITDA to net income (loss) for the periods represented (in thousands):

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Net income (loss)	$1,502	$2,189	$(16,084)	$(2,010)
Interest income	(17)	(20)	(77)	(80)
Interest expense	2,768	3,994	7,219	12,143
Depreciation/amortization	6,444	6,463	19,280	18,685
Income taxes	(571)	(879)	(10,739)	(573)

EBITDA	10,126	11,747	(401)	28,165
Litigation settlement	—	—	31,859	—
Adjusted EBITDA	$10,126	$11,747	$31,458	$28,165

6

 AGA Medical Holdings, Inc.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	September 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$19,338	$24,470
Accounts receivable, less allowance for doubtful accounts of $809 and $481 and discounts of $225 and $395 at September 30, 2010 and December 31, 2009, respectively	48,888	48,730
Inventory	11,893	12,408
Prepaid expenses	1,806	1,408
Income tax receivable	7,815	2,762
Other tax receivable	—	799
Deferred tax assets, net	7,670	8,339

Total current assets	97,410	98,916
Property and equipment, net	36,581	38,669
Goodwill	84,246	85,381
Intangible assets, net	95,237	111,655
Restricted cash	8,278	3,304
Other assets, net	403	379
Deferred tax assets, net	504	—
Deferred financing costs, net	2,167	2,276

Total assets	$324,826	$340,580

Liabilities and stockholders' equity
Current liabilities:
Reserve for customer returns	$8,814	$9,335
Trade accounts payable	8,625	8,643
Accrued royalties	2,292	2,299
Accrued interest	1,137	1,462
Accrued wages	11,789	10,549
Short-term obligations to former distributors, less discount	3,341	7,880
Accrued expenses	4,481	5,391
Income taxes payable	297	2,913

Total current liabilities	40,776	48,472
Long-term debt, less current portion	196,963	196,963
Senior subordinated note payable, less discount of $663 and $1,383 at September 30, 2010 and December 31, 2009, respectively	9,337	13,617
Long-term obligations to former distributors, less discount	4,738	9,382
Deferred gain contingency	2,879	—
Long-term litigation settlement, less discount	24,914	—
Deferred tax liabilities	19,152	32,984
Accrued income taxes	2,915	2,705
Stockholders' equity:
Common stock, $0.01 par value:
Authorized shares—400,000 Issued and outstanding shares—50,268 at September 30, 2010 and 50,094 at December 31, 2009	503	501
Additional paid-in capital	278,654	273,309
Excess purchase price over Predecessor basis	(63,500)	(63,500)
Accumulated other comprehensive income	(3,057)	(489)
Accumulated deficit	(189,448)	(173,364)

Total stockholders' equity	23,152	36,457

Total liabilities and stockholders' equity	$324,826	$340,580

7

AGA Medical Holdings, Inc.
Reconciliation of Net Sales to Net Sales Excluding the Impact of Foreign Currency
(dollars in thousands—unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Net sales, as reported	$50,481	$50,158	$155,507	$144,540
Currency impact as compared to prior period	1,825	—	1,427	—

Net sales, excluding the impact of foreign currency	$52,306	$50,158	$156,934	$144,540

AGA Medical Holdings, Inc.
Reconciliation of Reported Results to Non-GAAP Financial Measures
(dollars in thousands—unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Net income (loss), as reported	1,502	$2,189	(16,084)	$(2,010)
Pre-tax impact of reconciling items:
Amortization	4,954	5,077	14,925	14,972
Distributor inventory conversion costs	—	—	—	3,744
Litigation settlement	—	—	31,859	—
Interest accretion for litigation settlement	263	—	555	—
Litigation/non-recurring legal costs	—	4,038	—	10,514
Change in purchase consideration	(937)	(353)	(1,177)	(1,051)
Investment loss/write-off of early stage investment	—	—	—	2,352
Write-off of discount on sub-debt	356	—	356	—

Total	4,636	8,762	46,518	30,531

Total tax effect on non-GAAP adjustments(1)	(1,623)	(3,067)	(14,897)	(9,862)

Net income, as adjusted	$4,515	$7,884	$15,537	$18,659

Net income, as adjusted, per diluted share	$0.09	$0.19	$0.30	$0.46

Weighted average common shares-diluted(2)	51,189	40,956	51,171	40,963

Notes:

(1)
The total tax effect on non-GAAP adjustments for the quarter ended September 30, 2010 was calculated using a 35% effective tax rate for all items.

(2)
Weighted average common shares on a fully diluted basis for the three and nine months ended September 30, 2009 and for the nine months ended September 30, 2010 were recalculated to reflect what they would have been had the company been in a net income position.

8

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURES
  ANNEX C
AGA Medical Reports 2010 Third Quarter Financial Results
AGA Medical Holdings, Inc. Consolidated Statements of Operations (in thousands, except per share amounts) (Unaudited)
AGA Medical Holdings, Inc. Consolidated Balance Sheets (in thousands, except per share amounts)